PROSPECTUS

                                  $420,000,000

                            [L-3 COMMUNICATIONS LOGO]

                       L-3 COMMUNICATIONS HOLDINGS, INC.
 4.00% SENIOR SUBORDINATED CONVERTIBLE CONTINGENT DEBT SECURITIES(SM)(CODES)(SM)
                                    DUE 2011
                      AND 3,902,439 SHARES OF COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE CODES

                                  GUARANTEED BY

L-3 Communications Corporation               L-3 Communications SPD Technologies, Inc.
Coleman Research Corporation                 L-3 Communications Storm Control Systems, Inc.
EER Systems, Inc.                            KDI Precision Products, Inc.
Electrodynamics, Inc.                        Microdyne Corporation
Henschel, Inc.                               MPRI, Inc.
Hygienetics Environmental Services, Inc.     Pac Ord, Inc.
Interstate Electronics Corporation           Power Paragon, Inc.
L-3 Communications Aydin Corporation         Southern California Microwave, Inc.
L-3 Communications DBS Microwave, Inc.       SPD Holdings, Inc.
L-3 Communications ESSCO, Inc.               SPD Electrical Systems, Inc.
L-3 Communications ILEX Systems, Inc.        SPD Switchgear, Inc.

--------------------------------------------------------------------------------
This prospectus relates to:

-- $420,000,000 in aggregate principal amount of 4.00% Senior Subordinated
   Convertible Contingent Debt Securities(SM) (CODES)(SM) due 2011;

-- The shares of our common stock issuable upon conversion of the CODES; and

-- The subsidiary guarantees of the CODES on behalf of each of our subsidiary guarantors.

The CODES, the shares of our common stock and the subsidiary guarantees are offered for resale in this prospectus for the accounts of their holders at market prices prevailing at the time of sale or at privately negotiated prices. The holders may sell the CODES or the shares of our common stock obtained through conversion of the CODES directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

The CODES are convertible, at your option, into shares of our common stock initially at a conversion rate of 9.2915 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of $107.625 per share, subject to adjustments described elsewhere in this prospectus, in the following circumstances:

   o if the sale price of our common stock is above 120% of the conversion price measured over a specified number of trading days;

   o if the ratio of the trading price of the CODES to the conversion value of the CODES is below 105% measured over a specified number of trading days;

   o during any period in which the credit ratings assigned to the CODES by Moody's Investors Service, Inc. is below "B3" or by Standard & Poor's Rating Services is below "B-", or in which the credit rating assigned to the CODES is suspended or withdrawn by either rating agency or in which neither agency continues to rate the CODES or provide ratings services or coverage to us;

   o if the CODES have been called for redemption; and

   o upon the occurrence of specified corporate transactions.

The CODES bear interest at a rate of 4.00% per year. We will also pay contingent interest during any six-month period following a six-month period in which the average trading price of the CODES is above specified levels. Interest on the CODES is payable on March 15 and September 15 of each year, beginning on March 15, 2002. The CODES will mature on September 15, 2011.

The CODES are unsecured senior subordinated obligations of L-3 Holdings, and the guarantees are unsecured senior subordinated obligations of the guarantors. As of September 30, 2001 we had $905.0 million of indebtedness outstanding, none of which was senior debt.

The CODES are subject to special United States federal income tax rules.
For a discussion of the special tax regulations governing contingent payment debt instruments, see "Certain United States Federal Income Tax
Considerations."

We may redeem some or all of the CODES on or after October 24, 2004 at the redemption prices set forth in this prospectus under "Description of the CODES -- Optional Redemption by L-3 Holdings."

You may require us to purchase all or a portion of your CODES upon a change of control event.


Shares of our common stock are quoted on the New York Stock Exchange under the symbol "LLL." The last reported sale price of the shares on January 3, 2002 was $90.25 per share.


      INVESTING IN THE CODES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 8.

The proceeds from the sale of the securities offered by this prospectus are solely for the security holders who own and are selling the securities. We will not receive any of the proceeds from the sale of these securities.

                                ---------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
"Convertible Contingent Debt Securities" and "CODES" are service marks of Lehman Brothers Inc.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary .........................        1
Risk Factors ...............................        8
Use of Proceeds ............................       18
Dividend Policy ............................       18
Selling Security Holders ...................       18
Price Range of Common Stock ................       20
Capitalization .............................       21
Description of Other Indebtedness ..........       22
Description of the CODES ...................       30
Description of Capital Stock ...............       53
Certain United States Federal Income Tax
   Considerations ..........................       56
Plan of Distribution .......................       63
Legal Matters ..............................       64
Experts ....................................       64
Available Information ......................       64
Incorporation of Certain Documents by
   Reference ...............................       65

                           FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Certain of the matters discussed concerning our operations, cash flows, financial position, economic performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from backlog include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

     Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures and other projections, they are subject to several risks and uncertainties, and therefore, we can give no assurance that these statements will be achieved.

     Our forward-looking statements will also be influenced by factors such as:

     o our dependence on the defense industry and the business risks peculiar to that industry, including changing priorities or reductions in the U.S. Government defense budget;

     o our reliance on contracts with a limited number of agencies of, or contractors to, the U.S. Government and the possibility of termination of government contracts by unilateral government action or for failure to perform;

     o our ability to obtain future government contracts on a timely basis;

     o the availability of government funding and changes in customer requirements for our products and services;

     o our significant amount of debt and the restrictions contained in our debt agreements;

     o collective bargaining agreements and labor disputes;

     o economic conditions, competitive environment, international business and political conditions, timing of international awards and contracts;

     o our extensive use of fixed price contracts as compared to cost plus contracts;

     o our ability to identify future acquisition candidates or to integrate acquired operations;

     o the rapid change of technology in the communications equipment industry;

     o the high level of competition in the communications equipment industry;

     o our introduction of new products into commercial markets or our investments in commercial products or companies; and

     o pension, environmental or legal matters or proceedings and various other market, competition and industry factors, many of which are beyond our control.

     You are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

     As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this prospectus to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

     We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-K, Form 10-Q and Form 8-K reports to the Securities and Exchange Commission. Also note that we provide a cautionary discussion of risk and uncertainties under the caption "Risk Factors" in this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference herein and does not contain all of the information you need to consider in making your investment decision. You should read carefully this entire prospectus, including information incorporated herein by reference.

     "L-3 Holdings" refers to L-3 Communications Holdings, Inc., as issuer of the CODES, and "L-3 Communications" refers to L-3 Communications Corporation, a wholly-owned operating subsidiary of L-3 Holdings and one of the guarantors of the CODES. "Guarantors" refers to certain direct and indirect domestic subsidiaries of L-3 Holdings, including L-3 Communications, which will be guaranteeing the obligations of L-3 Holdings under the CODES. The obligations of the Guarantors are referred to herein as the "Guarantees." "L-3," "we," "us" and "our" refer to L-3 Holdings and its subsidiaries, including L-3 Communications. "Predecessor Company" refers to the ten initial business units we purchased from Lockheed Martin Corporation ("Lockheed Martin") in 1997. Except for its outstanding 5 1/4% Convertible Senior Subordinated Notes due 2009, prior to the offering of the CODES, L-3 Holdings has no assets or liabilities and conducts no operations other than through L-3 Communications. L-3 Holdings has guaranteed the bank credit facilities of L-3 Communications.


                                  THE COMPANY

     We are a leading merchant supplier of sophisticated secure communication systems and specialized communication products. We produce secure, high data rate communication systems, training and simulation systems, avionics and ocean products, telemetry, instrumentation and space products and microwave components. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. Our systems and specialized products are used to connect a variety of airborne, space, ground and sea-based communication systems and are used in the transmission, processing, recording, monitoring and dissemination functions of these communication systems. Our customers include the U.S. Department of Defense ("DoD"), certain U.S. Government intelligence agencies, major aerospace and defense contractors, foreign governments, commercial customers and certain other U.S. agencies. For the nine months ended September 30, 2001, direct and indirect sales to the DoD provided 64.1% of our sales, and sales to commercial and other customers provided 35.9% of our sales.

     We are incorporated in Delaware, and the address of our principal executive offices is 600 Third Avenue, New York, New York 10016. Our telephone number is (212) 697-1111.

                                  THE OFFERING

Issuer......................   L-3 Communications Holdings, Inc.

Securities Offered..........   $350,000,000 in aggregate principal amount of
                               4.00% Senior Subordinated Convertible Contingent
                               Debt Securities (CODES) due 2011 (the "CODES") issued to the initial purchasers in an offering on October 24, 2001 (the "Initial Offering") and
                               $70,000,000 aggregate principal amount of CODES issued upon the initial purchasers' exercise of their option to purchase additional CODES on November 5, 2001. The initial purchasers resold the CODES pursuant to Rule 144A under the Securities Act of 1933.

Offering Price..............   Each CODES was issued at a price of 100% of its
                               principal amount plus accrued interest, if any, from October 24, 2001.

Maturity....................   September 15, 2011 unless earlier redeemed,
                               repurchased or converted.

Interest Payment Dates......   March 15 and September 15, beginning March 15,
                               2002. The initial interest payment will include accrued interest from October 24, 2001.

Interest Rate...............   4.00% per year, subject to adjustment under
                               certain circumstances. See "Description of the CODES -- Interest Rate Adjustments."

Contingent Interest.........   We will pay contingent interest to the holders
                               of the CODES during any six-month period from March 15 to September 14 and from September 15 to
                               March 14, commencing on March 15, 2002, if the average trading price of a CODES for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the principal amount of the CODES.

                               The rate of contingent interest payable with respect to any six-month period will equal the greater of (i) a per annum rate equal to 5.0% of our estimated per annum borrowing rate for senior subordinated non-convertible fixed-rate indebtedness with a maturity date comparable to the CODES and (ii) 0.40% per annum, but in no event will the rate of contingent interest exceed a per annum rate of 0.50%, in each case based on the outstanding principal amount of the CODES. Contingent interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking.....................   The CODES are unsecured senior subordinated
                               obligations of L-3 Holdings. The CODES rank junior in right of payment to all of the existing and future senior debt of L-3 Holdings. As of September 30, 2001, L-3 Holdings had no senior debt outstanding and its only obligations were its guarantees of L-3 Communciations' bank credit facilities and its 5 1/4% Convertible Senior
                               Subordinated Notes due 2009. In addition, as of September 30, 2001 L-3 Communications had the ability to borrow up to $499.5 million, after reductions for outstanding letters of credit of $100.5 million, under its bank credit facilities, which if borrowed would be senior debt. See "Description of the CODES --
                               Subordination."

Guarantees..................   The CODES are jointly and severally guaranteed
                               on a senior subordinated basis by certain domestic subsidiaries of L-3 Holdings as described in the "Description of the CODES--Subsidiary Gurantees."

                               The Guarantees are subordinated in right of payment to all exisiting and future senior debt of the Guarantors. The Guarantees are pari passu with other senior subordinated indebtedness of the Guarantors, including (1) the 10 3/8% Senior Subordinated Notes due 2007, the 8 1/2% Senior Subordinated Notes due 2008 and the 8% Senior Subordinated Notes due 2008, in each case issued by L-3 Communications and guaranteed by the other Guarantors and (2) the 5 1/4% Convertible Senior Subordinated Notes due 2009 issued by L-3 Holdings and guaranteed by L-3 Communications and the other Guarantors. Information regarding the Guarantors are included in the notes to the financial statements incorporated by reference herein.

                               As of September 30, 2001, we had $905.0 million of indebtedness outstanding, none of which was senior debt. In addition, as of September 30, 2001 L-3 Communications had the ability to borrow up to $499.5 million of senior debt, after reductions for outstanding letters of credit of $100.5 million, under its bank credit facilities, which if borrowed would be senior debt.

                               See "Description of the CODES -- Subsidiary
                               Guarantees" and "-- Subordination of Subsidiary Guarantees."

Optional Conversion by
Holders.....................   You may convert your CODES prior to stated
                               maturity under any of the following
                               circumstances:

                               o during any quarterly conversion period if the
                                 closing sale price of our common stock for a period of at least 20 trading days in the period of 30 consecutive days ending on the first day of such conversion period is more than 120% of the conversion price on that thirtieth day;

                               o during the five business day period following
                                 any 10 consecutive trading-day period in which the average of the trading prices (as defined in this prospectus) for the CODES was less than 105% of the average sale prices (as defined in this prospectus) of our common stock multiplied by the number of shares into which such CODES are then convertible;

                               o during any period in which the credit rating
                                 assigned to the CODES by either Moody's
                                 Investors Service, Inc., or Moody's, or
                                 Standard & Poor's Rating Services, or

                                 Standard & Poor's, is below B3 and B-,
                                 respectively, or in which the credit rating assigned to the CODES is suspended or withdrawn by either rating agency or in which neither rating agency continues to rate the CODES or provide ratings services or coverage to us;

                               o if the CODES have been called for redemption;
                                 or

                               o upon the occurrence of specified corporate
                                 transactions described under "Description of the CODES -- Conversion Rights."

                               For each CODES surrendered for conversion, you initially will receive 9.2915 shares of our common stock. This represents an initial conversion price of $107.625 per share of common stock. The conversion rate and the conversion price may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any, or contingent interest, if any. Upon conversion, you will not receive any cash payment representing interest accrued since the last interest payment date, provided, however, that you will be entitled to interest accrued for the period beginning September 15, 2004 through October 23, 2004 if you convert subsequent to October 23, 2004. Instead, such interest will be deemed paid by the common stock issued to you on conversion. CODES called for redemption may be surrendered for conversion until the close of business one business day prior to the redemption date. See "Description of the CODES -- Conversion Rights."

Sinking Fund................   None.

Optional Redemption by L-3
Holdings....................   L-3 Holdings may not redeem the CODES prior to
                               October 24, 2004. L-3 Holdings may redeem some or all of the CODES on or after October 24, 2004, at the redemption prices, plus accrued and unpaid interest, including contingent interest, to, but excluding, the redemption date, set forth under "Description of the CODES -- Optional Redemption by L-3 Holdings." L-3 Holdings will therefore be required to make at least three full years of interest payments before being able to redeem any of the CODES.

Repurchase Right of
Holders.....................   Each holder of the CODES may require L-3 Holdings
                               to repurchase all of the holder's CODES at 100% of their principal amount plus accrued and unpaid interest, including contingent interest, in certain circumstances involving a change of control. The repurchase price is payable in:

                               o cash; or

                               o at our option, subject to the satisfaction of
                                 certain conditions, in common stock. The number of shares of common stock will equal the repurchase price divided by 95% of the average closing sale price for the five consecutive trading days ending on and including the third trading day prior to the repurchase date.

                               See "Description of the CODES -- Repurchase at Option of Holders -- Change of Control."

Form, Denomination and
Registration................   The CODES are issued in fully registered form.
                               The CODES will be issued in denominations of $1,000.

                               Except as described in this prospectus, the CODES are issued in fully registered book-entry form and are represented by one or more global CODES deposited with the trustee as custodian for DTC (The Depository Trust Company) and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global CODES are shown on, and any transfers will be effected only through, records maintained by DTC and its participants.

                               See "Description of the CODES -- Form,
                               Denomination and Registration."

Use of Proceeds.............   We will not receive any of the proceeds from
                               this offering. See "Use of Proceeds."

Registration Rights.........   We have filed with the SEC a registration
                               statement, of which this prospectus forms a part, for the resale of the CODES, the Guarantees and the common stock issuable upon conversion. We have agreed to keep the registration statement effective until the earliest of two years after the latest date on which we issue CODES in this offering, expiration of the resale restriction provisions of Rule 144 under the Securities Act or the date when all of the CODES, Guarantees and common stock into which the CODES are convertible are registered under the registration statement and sold in accordance with it. If we do not comply with these and other registration obligations, we will be required to pay additional amounts to the holders of the CODES or the common stock issuable upon conversion. See
                               "Description of the CODES -- Registration
                               Rights."

Absence of a Public Market
for the CODES ..............   The CODES are a new issue of securities. We do
                               not intend to list the CODES on any national market or exchange. Although the initial purchasers of the CODES have advised us that they currently intend to make a market into the CODES, they are not obligated to do so. Therefore, we cannot assure you of the liquidity of the trading market for the CODES. See "Plan of Distribution."

NYSE Symbol for our Common
Stock.......................   Our common stock is traded on the New York
                               Stock Exchange under the symbol "LLL."

Taxation....................   The CODES and the common stock issuable upon
                               conversion of the CODES are subject to special and complex United States federal income tax rules. Holders are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of the CODES and common stock issuable upon conversion of the CODES. See
                               "Risk Factors -- You should consider the negative United States federal income tax consequences of owning CODES" and "Certain
                               United States Federal Income Tax
                               Considerations."

                      RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges and deficiency of earnings to cover fixed charges presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, incorporated into this prospectus by reference. In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease rental expense representative of the interest element.

                                                           L-3                                   PREDECESSOR COMPANY
                             ---------------------------------------------------------------- --------------------------
                                                                                    NINE         THREE
                              NINE MONTHS ENDED           YEAR ENDED               MONTHS        MONTHS
                                SEPTEMBER 30,            DECEMBER 31,               ENDED        ENDED      YEAR ENDED
                             ------------------- -----------------------------  DECEMBER 31,   MARCH 31,   DECEMBER 31,
                              2001(1)   2000(1)   2000(1)   1999(1)   1998(1)      1997(2)        1997       1996(3)
                             --------- --------- --------- --------- --------- -------------- ----------- -------------
Ratio of Earnings to Fixed
  Charges:                      2.5x      2.2x      2.3x      2.4x      2.1x        1.7x           -- (4)      1.7x

----------

  (1) Our results of operations are impacted significantly by our acquisitions, which are described in this prospectus or in documents incorporated herein by reference.

  (2) Reflects the acquisition of our predecessor company and the commencement of our operations effective April 1, 1997.

  (3) Reflects our predecessor company's ownership of nine business units acquired by Lockheed Martin Corporation from Loral Corporation effective April 1, 1996. Prior to April 1, 1996, the predecessor company had only one business unit.

  (4) Earnings were insufficient to cover fixed charges by $0.5 million for the three months ended March 31, 1997.

                                  RISK FACTORS

     You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus before deciding to invest in the CODES or the shares of our common stock issuable upon conversion of the CODES. Any of these risks could materially adversely affect our business, financial condition, results of operations and cash flow, which could in turn materially adversely affect the price of the CODES and the common stock issuable upon conversion of the CODES.


RISKS RELATED TO L-3


OUR SIGNIFICANT LEVEL OF DEBT MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING ACTIVITY.

     We have incurred substantial indebtedness to finance our acquisitions. As of September 30, 2001, we had $905.0 million of indebtedness outstanding, excluding outstanding letters of credit. In addition, available borrowings under our bank credit facilities after reductions for outstanding letters of credit were $499.5 million as of September 30, 2001. Our ratio of earnings to fixed charges, adjusted on a pro forma basis to give effect to this offering, for the nine months ended September 30, 2001 would have been 2.4 to 1.0. In the future we may borrow more money, subject to limitations imposed on us by our debt agreements.

     Based on our current level of operations and anticipated improvements to our operations, we believe that our cash flow from operations and amounts we are able to borrow under our senior credit facilities will be adequate to meet our anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments, interest payments and scheduled principal payments for the foreseeable future, at least for the next three years. Our ability to make scheduled payments of principal and interest on our indebtedness and to refinance our indebtedness depends on our future performance. We do not have complete control over our future performance because it is subject to economic, political, financial, competitive, regulatory and other factors affecting the aerospace and defense industry. It is possible that in the future our business may not generate sufficient cash flow from operations to allow us to service our debt and make necessary capital expenditures. If this situation occurs, we may have to sell assets, restructure debt or obtain additional equity capital. We cannot be sure that we would be able to do so or do so without additional expense.

     Our level of indebtedness has important consequences to you and your investment in the CODES and, upon conversion, in our common stock. These consequences may include:

     o requiring a substantial portion of our cash flow from operations to be used to pay interest and principal on our debt and therefore be unavailable for other purposes including capital expenditures, research and development and other investments;

     o limiting our ability to obtain additional financing for acquisitions or working capital to make investments or other expenditures, which may limit our ability to carry out our acquisition strategy;

     o higher interest expenses due to increases in interest rates on our borrowings that have variable interest rates;

     o heightening our vulnerability to downturns in our business or in the general economy and restricting us from making acquisitions, introducing new technologies and products or exploiting business opportunities; and

     o covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends. Failure to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our financial position and results of operations due to financial and restrictive covenants.

OUR ACQUISITION STRATEGY INVOLVES RISKS, AND WE MAY NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY.

     We seek to acquire companies that complement our business. We cannot assure you, however, that we will be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain additional financing for acquisitions. Such additional financing could be restricted by the terms of our debt agreements.

     The process of integrating acquired operations, including our recent acquisitions, into our existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to certain purchased intangible assets, all of which could have a materially adverse effect on our financial condition, operating results and cash flow. We consider and execute strategic acquisitions on an ongoing basis and may be evaluating acquisitions or engaged in acquisition negotiations at any given time. We regularly evaluate potential acquisitions and joint venture transactions, but we have not entered into any agreements with respect to any material transactions.


WE RELY ON SALES TO U.S. GOVERNMENT ENTITIES, AND THE LOSS OF SUCH CONTRACTS WOULD HAVE A MATERIAL IMPACT ON OUR OPERATING RESULTS.

     Our government sales are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. Government. Approximately 69.2%, or $1,134.9 million, of our sales for the nine months ended September 30, 2001 and 67.9%, or $1,296.1 million, of our sales for the year ended December 31, 2000, were made directly or indirectly to agencies of the U.S. Government, including the DoD. At December 31, 2000, the number of contracts with a value exceeding $1.0 million was approximately 600. Our largest program is a long-term, cost plus contract for the U.S. Air Force aerial reconnaissance program that provided 3.8% of our sales for the year ended December 31, 2000. No other program provided more than 2.3% of our sales for the year ended December 31, 2000. The loss of all or a substantial portion of our sales to the U.S. Government would have a material adverse effect on our financial condition, results of operations and cash flow.


OUR GOVERNMENT CONTRACTS ENTAIL CERTAIN RISKS.

     o Government contracts are dependent upon the U.S. defense budget.

     The reduction in the U.S. defense budget in the early 1990s caused most defense-related government contractors to experience decreased sales, increased downward pressure on operating margins and, in certain cases, net losses. Our predecessor company experienced a substantial decline in sales during that period. A significant decline in U.S. military expenditures in the future could materially adversely affect our sales, earnings and cash flow. The loss or significant reduction in government funding of a large program in which we participate could also materially adversely affect our future sales, earnings and cash flows and thus our ability to meet our financial obligations. U.S. Government contracts are also conditioned upon the continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program each fiscal year even though contract periods of performance may exceed one year. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract only if appropriations are made by Congress for future fiscal years.

     o Government contracts contain unfavorable termination provisions and are subject to audit and modification.

     Companies engaged primarily in supplying defense-related equipment and services to U.S. Government agencies are subject to certain business risks peculiar to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

     o suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

     o terminate existing contracts;

     o reduce the value of existing contracts;

     o audit our contract-related costs and fees, including allocated indirect costs; and

     o control and potentially prohibit the export of our products.

     All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

     The U.S. Government may review our costs and performance on their contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill, portions of research and development costs, and certain marketing expenses may not be reimbursable under U.S. Government contracts. Further, as a U.S. Government contractor, we are subject to investigation, legal action and/or liability that would not apply to a commercial company.

     o Government contracts are subject to competitive bidding and we are required to obtain licenses for non-U.S. sales.

     We obtain many of our U.S. Government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in our profitability. We are also subject to risks associated with the following:

     o the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;

     o the substantial time and effort including the relatively unproductive design and development required to prepare bids and proposals for competitively awarded contracts which may not be awarded to us;

     o design complexity and rapid technological obsolescence; and

     o the constant need for design improvement.

     In addition to these U.S. Government contract risks, we are required to obtain licenses from U.S. Government agencies to export many of our products and systems. Additionally, we are not permitted to export some of our products. We cannot be sure of our ability to gain any licenses required to export our products, and failure to receive required licenses would eliminate our ability to sell our products outside the United States.


OUR FIXED PRICE AND COST PLUS CONTRACTS MAY COMMIT US TO UNFAVORABLE TERMS.

     We provide our products and services primarily through fixed price or cost plus contracts. Fixed price contracts provided 63.5% of our sales for the nine months ended September 30, 2001. In a fixed price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Therefore, we fully absorb cost overruns on fixed price contracts and this reduces our profit margin on the contract. Those cost overruns may result in a loss. A further risk associated with fixed price contracts is the difficulty of estimating sales and costs that are related to performance in accordance with contract specifications and the possibility of obsolescence in connection with long-term procurements. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce our profitability or cause a loss.

     Cost plus contracts provided 36.5% of our sales for the nine months ended September 30, 2001. In a cost plus contract, we are reimbursed for allowable incurred costs plus a fee, which may be fixed or variable depending on the contract arrangement. The price on a cost plus contract is based on allowable cost incurred, but generally is subject to contract funding limitations. U.S. Government regulations require that we notify our customer of any cost overruns or underruns on a cost plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

     We record sales and profits on substantially all of our contracts using percentage-of-completion methods of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that adequate provisions for losses for our fixed price contracts are recorded in our financial statements, as required under generally accepted accounting principles in the United States, we cannot assure you that our contract loss provisions, which are based on estimates, will be adequate to cover all actual future losses.


OUR OPERATIONS INVOLVE RAPIDLY EVOLVING PRODUCTS AND TECHNOLOGICAL CHANGE.

     The rapid change of technology is a key feature of the communication equipment industry as a whole, and for defense applications in particular. To succeed in the future, we will need to continue to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Historically, our technology has been developed through both customer-funded and internally funded research and development. We cannot guarantee that we will continue to maintain comparable levels of research and development. In the past we have allocated substantial funds to capital expenditures, programs and other investments. This practice will continue to be required in the future. Even so, we cannot assure you that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner. At the same time, products and technologies developed by others may render our products and systems obsolete or non-competitive.


WE MAY NOT SUCCESSFULLY IMPLEMENT OUR PLAN TO EXPAND INTO COMMERCIAL MARKETS.

     Our revenues have primarily come from business with the DoD and other U.S. Government agencies. In addition to continuing to pursue these market areas, we will continue applying our technical capabilities and expertise to related commercial markets. Some of our commercial products, such as local wireless loop telecommunications equipment, airport security equipment and voyage recorders, have only recently been introduced. As such, these new products are subject to certain risks and may require us to:

     o develop and maintain marketing, sales and customer support capabilities;

     o secure sales and customer support capabilities;

     o obtain customer and/or regulatory certification;

     o respond to rapid technological advances; and

     o obtain customer acceptance of these products and product performance.

     Our efforts to expand our presence in commercial markets may require significant resources, including additional working capital and capital expenditures, as well as the use of our management's time. Our efforts to sell certain commercial products, particularly our broadband wireless communications products, may also depend to a significant degree on the efforts of independent distributors or communication service providers. In addition, we have made equity investments in entities that plan to commence operations as communications service providers using some of our commercial products. We can give no assurance that these distributors or service providers will be able to market our products or their services successfully or that we will be able to realize a return on our investment in them. We cannot assure you that we will be successful in addressing these risks or in developing these commercial business opportunities.


CONSOLIDATION AND INTENSE COMPETITION IN OUR INDUSTRY COULD LIMIT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.

     The communications equipment industry as a whole, and the market for defense applications in particular, is highly competitive. The defense industry has experienced substantial consolidation due to declining defense budgets and increasing pressures for cost reductions. We expect that the DoD's increased use of commercial off-the-shelf products and components in military equipment will continue to encourage new competitors to enter the market. We also expect that competition for original equipment manufacturing business will increase due to the continued emergence of merchant suppliers. Our ability to compete for defense contracts largely depends on the following factors:

     o the effectiveness and innovations of our research and development programs;

     o our ability to offer better performance than our competitors at a lower cost to the U.S. Government; and

     o the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

     In some instances, the U.S. Government directs all work for a particular project to a single supplier, commonly known as a sole-source project. In such cases, other suppliers who may otherwise be able to compete for the programs involved can only do so if the U.S. Government chooses to reopen the particular program to competition. Additionally, many of our competitors are larger than us and have substantially greater financial and other resources than we have.


OUR DEBT AGREEMENTS RESTRICT OUR ABILITY TO FINANCE OUR FUTURE OPERATIONS AND, IF WE ARE UNABLE TO MEET OUR FINANCIAL RATIOS, COULD CAUSE OUR EXISTING DEBT TO BE ACCELERATED.

     Our debt agreements contain a number of significant provisions that, among other things, restrict our ability to:

     o sell assets;

     o incur more indebtedness;

     o repay certain indebtedness;

     o pay dividends;

     o make certain investments or acquisitions;

     o repurchase or redeem capital stock;

     o engage in mergers or consolidations; and

     o engage in certain transactions with subsidiaries and affiliates.

     These restrictions could hurt our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. In addition, some of our debt agreements also require us to maintain compliance with certain financial ratios, including total consolidated earnings before interest, taxes, depreciation and amortization to total consolidated cash interest expense and net debt to total consolidated earnings before interest, taxes, depreciation and amortization, and to limit our capital expenditures. Our ability to comply with these ratios and limits may be affected by events beyond our control. A breach of any of these agreements or our inability to comply with the required financial ratios or limits could result in a default under those debt agreements. In the event of any such default, the lenders under those debt agreements could elect to:

     o declare all outstanding debt, accrued interest and fees to be due and immediately payable;

     o require us to apply all of our available cash to repay our outstanding senior debt; and

     o prevent us from making debt service payments on our other debt.

     If we were unable to repay any of these borrowings when due, the lenders under our senior credit facilities could proceed against their collateral, which consists of a first priority security interest in the capital stock of our material subsidiaries, including L-3 Communications. If the indebtedness under the existing debt agreements were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full.


IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT AND PERSONNEL, WE MAY BECOME UNABLE TO OPERATE OUR BUSINESS EFFECTIVELY.

     Our future success depends to a significant degree upon the continued contributions of our management, including Messrs. Lanza and LaPenta, and our ability to attract and retain other highly qualified management and technical personnel. We do not maintain any key person life insurance policies for members of our management. As of September 30, 2001, Messrs. Lanza and LaPenta owned, in the aggregate, 12.1% of our outstanding common stock. We have entered into employment agreements with Messrs. Lanza and LaPenta. We face competition for management and technical personnel from other companies and organizations. Failure to attract and retain such personnel would damage our prospects.


ENVIRONMENTAL LAWS AND REGULATION MAY SUBJECT US TO SIGNIFICANT LIABILITY.

     Our operations are subject to various U.S. federal, state and local as well as certain foreign environmental laws and regulations within the countries in which we operate relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in our operations.

     New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur costs in the future that could have a negative effect on our financial condition, results of operations or cash flow.


TERMINATION OF OUR BACKLOG OF ORDERS COULD NEGATIVELY IMPACT OUR SALES.

     We currently have a backlog of orders, primarily under contracts with the U.S. Government. The U.S. Government may unilaterally modify or terminate these contracts. Accordingly, most of our backlog could be modified or terminated by the U.S. Government. We cannot assure you that our existing backlog will result in sales. Further, we cannot be sure that the margin we record on sales from any contract included in backlog will be profitable.


OUR PENSION PLAN LIABILITIES MAY RESULT IN SIGNIFICANT EXPENSES.

     We have assumed certain liabilities relating to defined benefit pension plans for present and former employees and retirees of certain businesses which we acquired. Prior to our formation, Lockheed Martin received a letter from the Pension Benefit Guaranty Corporation (the "PBGC") which requested information regarding the transfer of these pension plans and indicated that the PBGC believed certain of these pension plans were underfunded using its actuarial assumptions. These assumptions resulted in a larger liability for accrued benefits than the assumptions used for financial reporting under Statement of Financial Accounting Standards No. 87.

     With respect to these plans, Lockheed Martin entered into an agreement with us and the PBGC dated as of April 30, 1997. Under that agreement, Lockheed Martin agreed, upon the occurrence of certain circumstances, either to:

     o assume sponsorship of the subject plans; or

     o provide another form of financial support.

     If Lockheed Martin did assume sponsorship of these plans, it would be primarily liable for the costs associated with funding these plans or any costs associated with the termination of them, but we would be required to reimburse Lockheed Martin for its obligations. To date, the impact on our pension expense and funding requirements resulting from this arrangement has not been material to our results of operations, financial position or cash flow. However, should Lockheed Martin assume sponsorship of the subject plans, or if these plans were terminated, the impact of any increased pension expenses or funding requirements could be material to us.


RISKS RELATED TO THE CODES AND THE COMMON STOCK INTO WHICH THE CODES ARE CONVERTIBLE


YOU SHOULD CONSIDER THE NEGATIVE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING CODES.

     We and each holder agree in the indenture to treat the CODES as "contingent payment debt instruments" subject to the contingent payment debt regulations. As a result, a holder will be required to include amounts in income, as original issue discount, in advance of cash such holder receives on a CODES, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing (8.0%), even though the CODES will have a significantly lower yield to maturity. A holder will recognize taxable income significantly in excess of cash received while the CODES are outstanding. In addition, under the indenture, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the CODES at a gain. In computing such gain, the amount realized by a holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. Holders are urged to consult their own tax advisors as to the United States federal, state and other tax consequences of acquiring, owning and disposing of the CODES and shares. See "Certain United States Federal Income Tax Considerations."


WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL BE SUSTAINED FOR THE CODES, WHICH MAY REDUCE THEIR MARKET PRICE.

     The CODES were originally issued on October 24, 2001 and November 5, 2001. We do not intend to list the CODES on any national market or exchange. Although the initial purchasers of the CODES have advised us that they currently intend to make a market in the CODES, they are not obligated to do so. Therefore, we cannot assure you of the liquidity of the trading market for the CODES.

     In addition, the liquidity of the trading market in the CODES and the market price quoted for the CODES may be adversely affected by changes in the overall market for convertible securities, changes in our prospects or financial performance or in the prospects for companies in our industry generally. If an active market for the CODES or the common stock of L-3 Holdings fails to be sustained, the trading price could fall. The CODES could also trade at prices that may be lower than the initial offering price, depending on many factors, including:

     o prevailing interest rates;

     o the markets for similar securities;

     o general economic conditions; and

     o our financial condition, historical financial performance and future prospects.


THE CODES ARE SUBORDINATED TO ALL OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS, WHICH MAY INHIBIT OUR ABILITY TO REPAY YOU.

     The CODES are contractually subordinated in right of payment to our existing and future senior indebtedness. As of September 30, 2001, we had no outstanding senior debt, but L-3 Communications, one of the Guarantors, as of September 30, 2001, had the ability to borrow up to $499.5 million, after reductions for outstanding letters of credit of $100.5 million, under its bank credit facilities, which if borrowed would be senior debt. The indenture does not limit the creation of additional senior indebtedness or any other indebtedness by us.

     Any incurrence of additional indebtedness may materially adversely impact our ability to service our debt, including the CODES. Due to the subordination provisions of our senior indebtedness, in the event of our insolvency, funds that would otherwise be used to pay the holders of the CODES will be used to pay the holders of senior indebtedness to the extent necessary to pay the senior indebtedness in full. As a result of these payments, general creditors may recover less, ratably, than the holders of senior indebtedness and the general creditors may recover more, ratably, than the holders of the CODES or other subordinated indebtedness. In addition, the holders of senior indebtedness may, under certain circumstances, restrict or prohibit us from making payments on the CODES.


OUR HOLDING COMPANY STRUCTURE MAY LIMIT YOUR RECOURSE TO OUR ASSETS.

     L-3 Holdings' right to receive the assets of any subsidiary upon the liquidation or reorganization of that subsidiary, and the consequent rights of the holders of the CODES to participate in those assets, will be subordinated structurally to the claims of the subsidiary's creditors. However, if L-3 Holdings is recognized as a creditor, its claims would be subordinate to any secured indebtedness of its subsidiary and any indebtedness of a subsidiary that is senior to L-3 Holdings' claims. L-3 Holdings has no assets other than the stock of its subsidiary, L-3 Communications. The capital stock of L-3 Communications and its material subsidiaries is pledged to secure our obligations under L-3 Communications' senior credit facilities.


THE TERMS OF OUR INDEBTEDNESS COULD RESTRICT OUR FLEXIBILITY AND LIMIT OUR ABILITY TO SATISFY OBLIGATIONS UNDER THE CODES.

     We are subject to operational and financial covenants and other restrictions contained in the bank loan documents evidencing our senior indebtedness and the indentures evidencing the senior subordinated notes of L-3 Communications. These covenants could limit our operational flexibility and restrict our ability to borrow additional funds, if necessary, to finance operations and to make principal and interest payments on the CODES. Additionally, failure to comply with these operational and financial covenants could result in an event of default under the terms of this indebtedness which, if not cured or waived, could result in this indebtedness becoming due and payable. The effect of these covenants, or our failure to comply with them, could have a material adverse effect on our business, financial condition and results of operations.


OUR ABILITY TO REPURCHASE CODES WITH CASH UPON A CHANGE OF CONTROL MAY BE
LIMITED.

     In certain circumstances involving a change of control of L-3 Holdings, you may require us to repurchase some or all of your CODES. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the CODES in cash. Our ability to repurchase the CODES in such event may be limited by law, by our indentures, by the terms of other agreements relating to our senior indebtedness and by such indebtedness and agreements as may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior indebtedness in order to make such payments. We may not have the financial ability to repurchase the CODES in cash if payment for our senior indebtedness is accelerated.


THE GUARANTEES MAY BE UNENFORCEABLE DUE TO FRAUDULENT CONVEYANCE STATUTES, ACCORDINGLY, YOU COULD HAVE NO CLAIM AGAINST THE GUARANTORS.

     Although laws differ among various jurisdictions, a court could, under fraudulent conveyance laws, further subordinate or avoid the Guarantees if it found that the Guarantees were incurred with actual intent to hinder, delay or defraud creditors, or the Guarantor did not receive fair consideration or reasonably equivalent value for the Guarantees and that the Guarantor was any of the following:

     o insolvent or rendered insolvent because of the Guarantees;

     o engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

     o intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

     If a court voided a guaranty by one or more of our subsidiaries as the result of a fraudulent conveyance, or held it unenforceable for any other reason, holders of the CODES would cease to have a claim against the subsidiary based on the guaranty and would solely be creditors of L-3 Holdings and any Guarantor whose Guarantee was not similarly held unenforceable.


NOT ALL OF THE SUBSIDIARIES OF L-3 HOLDINGS ARE GUARANTORS, AND YOUR CLAIMS WILL BE SUBORDINATED TO ALL OF THE CREDITORS OF THE NON-GUARANTOR SUBSIDIARIES.

     Many, but not all, of the direct and indirect subsidiaries of L-3 Holdings guarantee the CODES. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those non-guarantor subsidiaries before any assets of the non-guarantor subsidiaries are made available for distribution to L-3 Holdings. Assuming this offering were completed on September 30, 2001 these CODES would have been effectively junior to $43.5 million of indebtedness and other liabilities, including trade payables, of these non-guarantor subsidiaries. The non-guarantor subsidiaries generated 6.1% of our consolidated revenues, generated earnings of $1.8 million and cash from operating activities of $22.8 million for the nine months ended September 30, 2001. The non-guarantor subsidiaries held 14.5% of our consolidated assets as of September 30, 2001.


THE GUARANTEES ARE SUBORDINATED TO THE SENIOR DEBT OF THE GUARANTORS.

     The Guarantees are subordinated to all existing and future senior debt of the Guarantors, which shall consist of all of the indebtedness and other liabilities of the Guarantors designated as senior, including borrowings under the L-3 Communications' bank credit facilities. The Guarantee rendered by L-3 Communications in connection with this offering will be pari passu with the Senior Subordinated Notes sold by L-3 Communications in April 1997, May 1998 and December 1998, and with L-3 Communications' guarantee of the 5 1/4% Convertible Senior Subordinated Notes due 2009 sold by L-3 Holdings in November 2000, and the Guarantees made by subsidiaries of L-3 Communications in connection with this offering will be pari passu with the guarantees made by those subsidiaries relating to the Senior Subordinated Notes and the Convertible Senior Subordinated Notes. As of September 30, 2001, our subsidiaries had no senior debt outstanding, but L-3 Communications had the ability to borrow up to $499.5 million, after reduction for outstanding letters of credit of $100.5 million, under its bank credit facilities, which if borrowed would be senior debt. Any right of L-3 Holdings to receive the assets of any of its subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the CODES to participate in those assets, will be subject to the claims of that subsidiary's creditors, including trade creditors. To the extent that L-3 Holdings is recognized as a creditor of that subsidiary, L-3 Holdings may have such claim, but it would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness and other liabilities of that subsidiary senior to that held by L-3 Holdings.


FUTURE SALES OF THE COMMON STOCK OF L-3 HOLDINGS IN THE PUBLIC MARKET COULD LOWER THE STOCK PRICE.

     We may, in the future, sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions, including acquisitions larger than those we have done in the past through the use of equity. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options, registration rights agreements and upon conversion of our 5.25% Convertible Senior Subordinated Notes due 2009 or of these CODES. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, including shares issued upon the exercise of stock options, acquisition financing or the conversion of our 5.25% Convertible Senior Subordinated Notes due 2009 or these CODES, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.


DELAWARE LAW AND THE CHARTER DOCUMENTS OF L-3 HOLDINGS MAY IMPEDE OR DISCOURAGE A TAKEOVER, WHICH COULD CAUSE THE MARKET PRICE OF ITS SHARES TO DECLINE.

     We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholders' approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Our certificate of incorporation and by-laws provide for a classified board of directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders and a prohibition on stockholder action by written consent. All options issued under our stock option plans automatically vest upon a change in control of L-3 Holdings. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, the acceleration of the vesting of the outstanding stock options that we have granted upon a change in control of L-3 Holdings, and certain provisions of L-3 Holdings' certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving L-3 Holdings or discourage a potential acquiror from making a tender offer for the common stock of L-3 Holdings, which, under certain circumstances, could reduce the market value of our common stock.


THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS, WHICH MAY NOT BE CORRECT.

     Certain of the matters discussed concerning our operations, economic performance and financial condition, including in particular, the likelihood of our success in developing and expanding our business and the realization of sales from backlog, include forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 ("Exchange Act"). Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that their goals will be achieved.

                                USE OF PROCEEDS

     We will not receive any proceeds from the resale of the CODES or the shares of common stock which are issuable upon conversion of the CODES.


                                DIVIDEND POLICY

     L-3 Holdings currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on its common stock in the foreseeable future. Any determination as to the payment of dividends will depend upon the future results of operations, capital requirements and financial condition of L-3 Holdings and its subsidiaries and such other facts as the board of directors of Holdings may consider, including any contractual or statutory restrictions on L-3 Holdings' ability to pay dividends. Moreover, L-3 Holdings is a holding company and its ability to pay dividends is dependent upon receipt of dividends, distributions, advances, loans or other cash transfers from L-3 Communications. Certain outstanding debt instruments of L-3 Communications limit its ability to pay dividends or other distributions on its common stock or to make advances, loans or other cash transfers to L-3 Holdings.


                            SELLING SECURITYHOLDERS


     The selling holders are offering CODES and shares of common stock issuable upon conversion of the CODES under this prospectus pursuant to existing registration rights conferred by the Registration Rights Agreement dated as of October 24, 2001 among L-3 Holdings, the Guarantors named therein and Lehman Brothers Inc., Bear, Stearns & Co., Inc. and Credit Suisse First Boston Corporation, as initial purchasers. The following table sets forth information, as of January 4, 2002, with respect to the selling holders and the principal amounts of CODES and number of shares of common stock into which the CODES are convertible beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the CODES or common stock into which the CODES are convertible. Because the selling holders may offer all or some portion of the CODES or the common stock, no estimate can be given as to the amount of the CODES or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their CODES in transactions exempt from the registration requirements of the Securities Act or pursuant to our Registration Statement on Form S-3 and amendments or supplements thereto. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the CODES and common stock into which the CODES are convertible. Identification of any additional selling holders who exercise their registration rights, if any, will be made in the applicable prospectus supplement.




                                                                                                             SHARES OF
                                                                                                           COMMON STOCK
                                                                  PRINCIPAL AMOUNT       PERCENTAGE OF     ISSUABLE UPON
                                                               OF CODES BENEFICIALLY      OUTSTANDING      CONVERSION OF
NAME                                                                   OWNED              CODES OWNED        THE CODES
-----------------------------------------------------------   -----------------------   ---------------   --------------
Akela Capital Master Fund, Ltd. ...........................         $ 1,000,000               0.24%            9,291
Allstate Insurance Company ................................         $ 1,850,000               0.44%           17,189
Allstate Life Insurance Company ...........................         $   650,000               0.15%            6,039
Amaranth LLC ..............................................         $ 1,500,000               0.36%           13,937
American Samoa Government .................................         $    51,000               0.01%              473
Bancroft Convertible Fund, Inc. ...........................         $ 1,000,000               0.24%            9,291
Black Diamond Capital I, Ltd. .............................         $   537,000               0.13%            4,989
Black Diamond Convertible Offshore LDC ....................         $   908,000               0.22%            8,436
Black Diamond Convertible Offshore Ltd. ...................         $ 1,640,000               0.39%           15,238
BP Amoco PLC Master Trust .................................         $ 1,498,000               0.36%           13,918
CALAMOS (Registered Trademark)  Market Neutral Fund
 CALAMOS (Registered Trademark)  Investment Trust .........         $10,000,000               2.38%           92,915
Chrysler Corporation Master Retirement Trust ..............         $ 5,490,000               1.31%           51,010
Clinton Multistrategy Master Fund, Ltd. ...................         $ 6,500,000               1.55%           60,394
Clinton Riverside Convertible Portfolio Limited ...........         $ 9,500,000               2.26%           88,269

                                                                                                          SHARES OF
                                                                                                        COMMON STOCK
                                                               PRINCIPAL AMOUNT       PERCENTAGE OF     ISSUABLE UPON
                                                            OF CODES BENEFICIALLY      OUTSTANDING      CONVERSION OF
NAME                                                                OWNED              CODES OWNED        THE CODES
--------------------------------------------------------   -----------------------   ---------------   --------------
Consulting Group Capital Markets Funds ....................      $   500,000               0.12%             4,645
Delta Air Lines Master Trust ..............................      $ 1,465,000               0.35%            13,612
Delta Pilots D&S Trust .................................         $   740,000               0.18%             6,875
Deeprock & Co. .........................................         $ 2,300,000               0.55%            21,370
Double Black Diamond Offshore LDC ......................         $ 8,447,000               2.01%            78,485
Ellsworth Convertible Growth and Income
 Fund, Inc. ............................................         $ 1,000,000               0.24%             9,291
The Estate of James Campbell ...........................         $   160,000               0.04%             1,486
First Union International Capital Markets Inc. .........         $12,500,000               2.98%           116,144
First Union National Bank ..............................         $42,500,000              10.12%           394,889
First Union Securities Inc. ............................         $ 1,210,000               0.29%            11,242
Forest Alternative Strategies II .......................         $   105,000               0.03%               975
Forest Fulcrum Fund L.L.P. .............................         $ 1,470,000               0.35%            13,658
Forest Global Convertible Fund Series A5 ...............         $ 6,272,000               1.49%            58,276
GLG Global Convertible Fund ............................         $ 7,100,000               1.69%            65,969
GLG Global Convertible UCITS Fund ......................         $   400,000               0.10%             3,716
GLG Market Neutral Fund ................................         $ 7,500,000               1.79%            69,686
GM Employees Global GRP Pen Tr. (ABS
 Return Portfolio) .....................................         $ 1,600,000               0.38%            14,866
Goldman Sachs & Company ................................         $   250,000               0.06%             2,322
Granville Capital Corporation ..........................         $ 8,000,000               1.90%            74,332
HBK Master Fund L.P. ...................................         $ 7,500,000               1.79%            69,686
HFR Master Fund ........................................         $    50,000               0.01%               464
Highbridge International LLC ...........................         $20,000,000               4.76%           185,830
Hotel Union & Hotel Industry of Hawaii .................         $   270,000               0.06%             2,508
James Campbell Corporation .............................         $   210,000               0.05%             1,951
Jeffries & Company Inc. ................................         $     6,000                 --                 55
Julius Baer Multibond Convertbond ......................         $   500,000               0.12%             4,645
Lipper Convertibles, L.P. ..............................         $13,000,000               3.10%           120,789
Lipper Offshore Convertibles, L.P. .....................         $13,000,000               3.10%           120,789
LLT Limited ............................................         $   430,000               0.10%             3,995
Lyxor Master Fund c/o Forest Investment
 Management L.L.C. .....................................         $   800,000               0.19%             7,433
Microsoft Corporation ..................................         $   795,000               0.19%             7,386
Motion Picture Industry Health Plan -- Active
 Member Fund ...........................................         $   505,000               0.12%             4,692
Motion Picture Industry Health Plan -- Retiree
 Member Fund ...........................................         $   215,000               0.05%             1,997
OCM Convertible Trust ..................................         $ 3,330,000               0.79%            30,940
Onex Industrial Partners Limited .......................         $ 3,770,000               0.90%            35,029
OXA Trade & Finance Inc. ...............................         $   200,000               0.05%             1,858
Paloma Securities LLC ..................................         $42,500,000              10.12%           394,889
Partner Reinsurance Company Ltd. .......................         $   880,000               0.21%             8,176
Pebble Capital Inc. ....................................         $ 2,060,000               0.49%            19,140
Peoples Benefit Life Insurance Company
 TEAMSTERS .............................................         $ 6,900,000               1.64%            64,111
Pogue Capital International Ltd. .......................         $   300,000               0.07%             2,787
Qwest Occupational Health Trust ........................         $   200,000               0.05%             1,858
RBC Capital Services Inc. c/o Forest Investment
 Management L.L.C. .....................................         $    43,000               0.01%               399
Retail Clerks Pension #2 ...............................         $ 2,300,000               0.55%            21,370
Silvercreek II Limited .................................         $ 7,570,000               1.80%            70,336
Silvercreek Limited Partnership ........................         $ 2,600,000               0.62%            24,157
St. Albans Partners Ltd. ...............................         $ 6,900,000               1.64%            64,111
State Employees' Retirement Fund of the State
 of Delaware ...........................................         $ 2,185,000               0.52%            20,301
State of Connecticut Combined Investment
 Funds .................................................         $ 4,595,000               1.09%            42,694
Sylvan (IMA) Ltd. c/o Forest Investment
 Management L.L.C. .....................................         $   610,000               0.15%             5,667
Viacom Inc. Pension Plan Master Trust ..................         $    24,000                 --                222
Zurich Institutional Benchmarks ........................         $   281,000               0.07%             2,610
Zurich Master Hedge Fund c/o Forest
 Investment Management L.L.C. ..........................         $   270,000               0.06%             2,508

                           PRICE RANGE OF COMMON STOCK



     The common stock of L-3 Holdings trades on the New York Stock Exchange under the symbol "LLL." The last reported sale price for our common stock on December 31, 2001 was $90.00 per share, as reported on the NYSE. The table below sets forth closing information on the high and low closing prices for our common stock during the periods indicated.



                                                                 PRICE RANGE
                                                               OF COMMON STOCK
                                                            --------------------
                                                              HIGH        LOW
                                                            --------    --------
FISCAL YEAR ENDED DECEMBER 31, 2000:
Quarter Ended:
   March 31, 2000 .......................................    $51.94      $35.69
   June 30, 2000 ........................................     58.63       45.25
   September 30, 2000 ...................................     63.75       52.56
   December 31, 2000 ....................................     77.56       57.19
FISCAL YEAR ENDED DECEMBER 31, 2001:
Quarter Ended:
   March 31, 2001 .......................................    $90.00      $65.00
   June 30, 2001 ........................................     88.90       76.08
   September 30, 2001 ...................................     87.45       62.48
   December 31, 2001 ....................................     96.47       79.39

                                 CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2001, on a pro forma basis to give effect to the sale of $420.0 million of CODES, less underwriting commissions and discounts and other estimated offering expenses payable by us of approximately $12.6 million.

                                                                            SEPTEMBER 30, 2001
                                                                          ----------------------
                                                                               (in millions)
                                                                                           AS
                                                                           ACTUAL       ADJUSTED
                                                                          --------      --------
Cash and cash equivalents ............................................    $   98.5      $  505.9
                                                                          ========      ========
Senior credit facilities(1) ..........................................    $     --      $     --
10 3/8% Senior Subordinated Notes due May 1, 2007 ....................       225.0         225.0
8 1/2% Senior Subordinated Notes due May 15, 2008 ....................       180.0         180.0
8% Senior Subordinated Notes due August 1, 2008 ......................       200.0         200.0
5 1/4% Convertible Senior Subordinated Notes due June 1, 2009 ........       300.0         300.0
4% Senior Subordinated Convertible Contingent Debt Securities
  due September 15, 2011 .............................................          --         420.0
                                                                          --------      --------
   Total debt ........................................................    $  905.0      $1,325.0
                                                                          --------      --------
Minority interest ....................................................    $   71.9      $   71.9
                                                                          --------      --------
Shareholders' equity:
  Common stock .......................................................    $    0.4      $    0.4
  Additional paid-in capital .........................................       925.8         925.8
  Retained earnings ..................................................       257.2         257.2
  Equity adjustments .................................................        (7.8)         (7.8)
                                                                          --------      --------
    Total stockholders' equity .......................................    $1,175.6      $1,175.6
                                                                          --------      --------
    Total capitalization .............................................    $2,152.5      $2,572.5
                                                                          ========      ========

----------
(1) There were no outstanding borrowings under the bank credit facilities as of September 30, 2001. Availability under the bank credit facilities at any given time is $600.0 million, subject to compliance with covenants, less the amount of outstanding borrowings and outstanding letters of credit, which amounted to $100.5 million at September 30, 2001.

                       DESCRIPTION OF OTHER INDEBTEDNESS


SENIOR CREDIT FACILITIES OF L-3 COMMUNICATIONS

     The senior credit facilities of L-3 Communications have been provided by a syndicate of banks led by Bank of America, N.A., as administrative agent. The senior credit facilities provide for:

     (A) $400 million in revolving credit loans which must be repaid by May 15, 2006 (the "Revolving Credit Facility"); and

     (B) $200 million in revolving credit loans which must be repaid by May 15, 2002 (the "Revolving 364 Day Facility"), together with (A) above (the "senior credit facilities");

provided that all or a portion of the Revolving 364 Day Facility may be extended annually on the maturity date of the Revolving 364 Day Facility for a period of 364 days with the consent of lenders holding not less than 50% of the commitments to make 364-day loans (May 15, 2002, as extended in accordance with the foregoing, the "364 Day Termination Date"); and provided further that L-3 Communications may convert the outstanding principal amount of any or all of the loans outstanding under (B) above to term loans on the 364 Day Termination Date. The Revolving Credit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice (the "Swingline Loans").

     All borrowings under the senior credit facilities bear interest, at L-3 Communications' option, at either:

     (A) "base rate" equal to, for any day, the higher of:

         o 0.50% per annum above the latest Federal Funds Rate; and

         o the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. as its "reference rate" plus a spread ranging from 2.00% to 0.50% per annum, depending on L-3 Communications' ratio of debt to EBITDA, as the ratio is defined in the senior credit facilities (the "Debt Ratio"), at the time of determination or

     (B) "LIBOR" equal to, for any Interest Period (as defined in the senior credit facilities), the London interbank offered rate of interest per annum for such Interest Period as determined by the administrative agent, plus a spread ranging from 3.00% to 1.50% per annum, depending on L-3 Communications' Debt Ratio at the time of determination, provided that Swingline Loans can only bear interest at a "base rate" plus the applicable spread.

     L-3 Communications will pay commitment fees calculated at a rate ranging from 0.50% to 0.30% per annum, depending on L-3 Communications' Debt Ratio in effect at the time of determination, on the daily amount of the available unused commitment under the senior credit facilities. These commitment fees are payable quarterly in arrears and upon termination of the senior credit facilities.

     L-3 Communications will pay a letter of credit fee calculated at a rate ranging from (A) 1.50% to 0.750% per annum in the case of performance letters of credit and (B) 3.00% to 1.50% in the case of all other letters of credit, in each case depending on L-3 Communications' Debt Ratio at the time of determination. L-3 Communications will also pay a fronting fee equal to 0.1250% per annum on the aggregate face amount of all outstanding letters of credit. Such fees will be payable quarterly in arrears and upon the termination of the senior credit facilities. In addition, L-3 Communications will pay customary transaction charges in connection with any letters of credit. The senior credit facilities provide for the issuance of letters of credit in currencies other than United States dollars.

     The above interest rates are adjusted for changes in L-3 Communications' Debt Ratio, and reach their maximum if the Debt Ratio is greater than 4.25 to
1.0 and reach their minimum if that ratio is less than 2.75 to 1.0.

     In the event that we convert any or all of the outstanding principal amount under the Revolving 364 Day Facility into term loans (the "Applicable Converted Commitment") on any 364 Termination Date, we would have to repay the principal amount of the resulting term loans by May 16, 2006 or if earlier the second anniversary date of the effectiveness of such conversion into term loans.

     Borrowings under the senior credit facilities are subject to mandatory prepayment (i) with the net proceeds of any incurrence of indebtedness and (ii) with the proceeds of asset sales, in both cases subject to certain exceptions.

     L-3 Communications' obligations under the senior credit facilities are secured by:

     o a pledge by L-3 Holdings of the stock of L-3 Communications; and

     o a pledge by L-3 Communications and its material direct and indirect subsidiaries of all of the stock of their respective material domestic subsidiaries and 65% of the stock of L-3 Communications' material first-tier foreign subsidiaries. In addition, indebtedness under the senior credit facilities is guaranteed by L-3 Holdings and by all of L-3 Communications' direct and indirect material domestic subsidiaries.

     The senior credit facilities contain customary covenants and restrictions on L-3 Communications' ability to engage in certain activities. In addition, the senior credit facilities provide that L-3 Communications must meet or exceed an interest coverage ratio and must not exceed a leverage ratio. The senior credit facilities also include customary events of default.


10 3/8% SENIOR SUBORDINATED NOTES DUE 2007

     L-3 Communications has outstanding $225.0 million in aggregate principal amount of its 10 3/8% Senior Subordinated Notes due 2007, the "1997 Notes". The 1997 Notes are subject to the terms and conditions of an Indenture, the "1997 Indenture", dated as of April 30, 1997 between L-3 Communications and The Bank of New York, as trustee. The 1997 Notes are subject to all of the terms and conditions of the 1997 Indenture. The following summary of the material provisions of the 1997 Indenture does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the 1997 Indenture and those terms made a part of the 1997 Indenture by the Trust Indenture Act of 1939, as amended. All terms defined in the 1997 Indenture and not otherwise defined herein are used below with the meanings set forth in the 1997 Indenture.

 General

     The 1997 Notes will mature on May 1, 2007 and bear interest at 10 3/8% per annum, payable semi-annually on May 1 and November 1 of each year. The 1997 Notes are general unsecured obligations of L-3 Communications and are subordinated in right of payment to all existing and future senior debt of L-3 Communications and rank pari passu with the May 1998 Notes and the December 1998 Notes. The 1997 Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by all of L-3 Communications' restricted subsidiaries other than its foreign subsidiaries.

 Optional Redemption

     The 1997 Notes are subject to redemption at any time, at the option of L-3 Communications, in whole or in part, on or after May 1, 2002 at redemption prices, plus accrued and unpaid interest, starting at 105.188% of principal, plus accrued and unpaid interest, during the 12-month period beginning May 1, 2002 and declining annually to 100% of principal, plus accrued and unpaid interest, on May 1, 2005 and thereafter.

 Change of Control

     Upon the occurrence of a change of control, each holder of the 1997 Notes may require L-3 Communications to repurchase all or a portion of such holders of the 1997 Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Generally, a change of control means the occurrence of any of the following:

     o the disposition of all or substantially all of L-3 Communications' assets to any person;

     o the adoption of a plan relating to the liquidation or dissolution of L-3 Communications;

     o the consummation of any transaction in which a person other than the principals and their related parties becomes the beneficial owner of more than 50% of the voting stock of L-3 Communications; or

     o the first day on which a majority of the members of the Board of Directors of L-3 Communications are not continuing directors.

 Subordination

     The 1997 Notes are general unsecured obligations of L-3 Communications and are subordinate to all of its existing and future senior debt. The 1997 Notes rank senior in right of payment to all subordinated indebtedness of L-3 Communications. The guarantees of L-3 Communictions' subsidiaries under the 1997 Notes are general unsecured obligations of the guarantors and are subordinated to the senior debt and to the guarantees of senior debt of those guarantors. These guarantees under the 1997 Notes rank senior in right of payment to all subordinated indebtedness of those guarantors.

 Certain Covenants

     The 1997 Indenture contains a number of covenants restricting the operations of L-3 Communications, which, among other things, limit the ability of L-3 Communications to incur additional indebtedness, pay dividends or make distributions, sell assets, issue subsidiary stock, restrict distributions from subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

 Events of Default

     Events of default under the 1997 Indenture include the following:

     o a default for 30 days in the payment when due of interest on the 1997 Notes;

     o default in payment when due of the principal of or premium, if any, on the 1997 Notes;

     o failure by L-3 Communications to comply with certain provisions of the 1997 Indenture, subject, in some but not all cases, to notice and cure periods;

     o default under indebtedness for money borrowed by L-3 Communications or any of its restricted subsidiaries in excess of $10.0 million;

     o failure by L-3 Communications or any restricted subsidiary that would be a significant subsidiary to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o except as permitted by the Indenture, any guarantee under the 1997 Notes shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor under the 1997 Notes, shall deny or disaffirm its obligations under its guarantee; or

     o certain events of bankruptcy or insolvency with respect to L-3 Communications or any of its restricted subsidiaries.

     Upon the occurrence of an event of default with certain exceptions, the trustee or the holders of at least 25% in principal amount of the then outstanding 1997 Notes may accelerate the maturity of all the 1997 Notes as provided in the 1997 Indenture.


8 1/2% SENIOR SUBORDINATED NOTES DUE 2008

     L-3 Communications has outstanding $180.0 million in aggregate principal amount of 8 1/2% Senior Subordinated Notes due 2008, the "May 1998 Notes". The May 1998 Notes are subject to the terms and conditions of an Indenture, the "May 1998 Indenture", dated as of May 22, 1998, between L-3 Communications and The Bank of New York as trustee. The May 1998 Notes are subject to all of the terms and conditions of the May 1998 Indenture. The following summary of the material provisions of the May 1998 Indenture is complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the May 1998 Indenture and those terms made a part of the May 1998 Indenture by the Trust Indenture Act of 1939, as amended. All terms defined in the May 1998 Indenture and not otherwise defined herein are used below with the meanings set forth in the May 1998 Indenture.

 General

     The May 1998 Notes will mature on May 15, 2008 and bear interest at 8 1/2% per annum, payable semi-annually on May 15 and November 15 of each year. The May 1998 Notes are general unsecured obligations of L-3 Communications and are subordinated in right of payment to all existing and future senior debt of L-3 Communications and rank pari passu with the 1997 Notes and the December 1998 Notes. The May 1998 Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally by all of L-3 Communications' restricted subsidiaries other than its foreign subsidiaries.

 Optional Redemption

     The May 1998 Notes are subject to redemption at any time, at the option of L-3 Communications, in whole or in part, on or after May 15, 2003 at redemption prices, plus accrued and unpaid interest, starting at 104.250% of principal, plus accrued and unpaid interest, during the 12-month period beginning May 15, 2003 and declining annually to 100% of principal, plus accrued and unpaid interest, on May 15, 2006 and thereafter.

 Change of Control

     Upon the occurrence of a change of control, each holder of the May 1998 Notes may require L-3 Communications to repurchase all or a portion of the holder's May 1998 Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest: Generally, a change of control means the occurrence of any of the following:

     o the disposition of all or substantially all of L-3 Communications' assets to any person;

     o the adoption of a plan relating to the liquidation or dissolution of L-3 Communications;

     o the consummation of any transaction in which a person other than the principals and their related parties becomes the beneficial owner of more than 50% of the voting stock of L-3 Communications; or

     o the first day on which a majority of the members of the Board of Directors of L-3 Communications are not continuing directors.

 Subordination

     The May 1998 Notes are general unsecured obligations of L-3 Communications and are subordinate to all existing and future senior debt of L-3 Communications. The May 1998 Notes rank senior in right of payment to all subordinated indebtedness of L-3 Communications. The guarantees of L-3 Communications subsidiaries under the May 1998 Notes are general unsecured obligations of the guarantors and are subordinated to the senior debt and to the guarantees of senior debt of those guarantors. These guarantees under the May 1998 Notes rank senior in right of payment to all subordinated indebtedness of those guarantors.

 Certain Covenants

     The May 1998 Indenture contains a number of covenants restricting the operations of L-3 Communications. They limit the ability of L-3 Communications to incur additional indebtedness, pay dividends or make distributions, sell assets, issue subsidiary stock, restrict distributions from Subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

 Events of Default

     Events of Default under the May 1998 Indenture include the following:

     o a default for 30 days in the payment when due of interest on the May 1998 Notes;

     o default in payment when due of the principal of or premium, if any, on the May 1998 Notes;

     o failure by L-3 Communications to comply with certain provision of the May 1998 Indenture, subject, in some but not all cases, to notice and cure periods;

     o default under indebtedness for money borrowed by L-3 Communications or any of its Restricted Subsidiaries in excess of $10.0 million;

     o failure by L-3 Communications or any Restricted Subsidiary that would be a Significant Subsidiary to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o except as permitted by the May 1998 Indenture, any guarantee under the May 1998 Notes shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor under the May 1998 Notes, shall deny or disaffirm its obligations under its guarantee; or

     o certain events of bankruptcy or insolvency with respect to L-3 Communications or any of its restricted subsidiaries.

     Upon the occurrence of an event of default, with certain exceptions, the Trustee or the holders of at least 25% in principal amount of the then outstanding May 1998 Notes may accelerate the maturity of all the May 1998 Notes as provided in the May 1998 Indenture.


8% SENIOR SUBORDINATED NOTES DUE 2008

     L-3 Communications has outstanding $200.0 million in aggregate principal amount of 8% Senior Subordinated Notes due 2008, the "December 1998 Notes". The December 1998 Notes are subject to the terms and conditions of an Indenture dated as of December 11, 1998, among L-3 Communications, the guarantors named therein and The Bank of New York as trustee, the "December 1998 Indenture". The December 1998 Notes are subject to all of the terms and conditions of the December 1998 Indenture. The following summary of the material provisions of the December 1998 Indenture does not purport to be complete, and is subject to and qualified in its entirety by reference to, all of the provisions of the December 1998 Indenture and those terms made a part of the December 1998 Indenture by the Trust Indenture Act of 1939, as amended. All terms defined in the December 1998 Indenture and not otherwise defined herein are used below with the meanings set forth in the December 1998 Indenture.

 General

     The December 1998 Notes will mature on August 1, 2008 and bear interest at 8% per annum, payable semi-annually on February 1 and August 1 of each year. The December 1998 Notes are general unsecured obligations of L-3 Communications and are subordinated in right of payment to all existing and future senior debt of L-3 Communications and rank pari passu with the 1997 Notes and the May 1998 Notes. The December 1998 Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally by all of L-3 Communications' restricted subsidiaries other than its foreign subsidiaries.

 Optional Redemption

     The December 1998 Notes are subject to redemption at any time, at the option of L-3 Communications, in whole or in part, on or after August 1, 2003 at redemption prices, plus accrued and unpaid interest, starting at 104% of principal, plus accrued and unpaid interest, during the 12-month period beginning August 1, 2003 and declining annually to 100% of principal, plus accrued and unpaid interest, on August 1, 2006 and thereafter.

 Change of Control

     Upon the occurrence of a change of control, each holder of the December 1998 Notes may require L-3 Communications to repurchase all or a portion of such holder's December 1998 Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Generally, a change of control means the occurrence of any of the following:

     o the disposition of all or substantially all of L-3 Communications' assets to any person;

     o the adoption of a plan relating to the liquidation or dissolution of L-3 Communications;

     o the consummation of any transaction in which a person other than the principals and their related parties becomes the beneficial owner of more than 50% of the voting stock of L-3 Communications; or

     o the first day on which a majority of the members of the Board of Directors of L-3 Communications are not continuing directors.

 Subordination

     The December 1998 Notes are general unsecured obligations of L-3 Communications and are subordinate to all existing and future senior debt of L-3 Communications. The December 1998 Notes rank senior in right of payment to all subordinated indebtedness of L-3 Communications. The guarantees of L-3 Communications' subsidiaries under the December 1998 Notes are general unsecured obligations of the guarantors and are subordinated to the senior debt and to the guarantees of senior debt of those guarantors. These guarantees under the December 1998 Notes rank senior in right of payment to all subordinated Indebtedness of those guarantors.

 Certain Covenants

     The December 1998 Indenture contains a number of covenants restricting the operations of L-3 Communications, limiting the ability of L-3 Communications to incur additional Indebtedness, pay dividends or make distributions, sell assets, issue subsidiary stock, restrict distributions from subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

 Events of Default

     Events of Default under the December 1998 Indenture include the following:

     o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to the December 1998 Notes;

     o default in payment when due of the principal of or premium, if any, on the December 1998 Notes;

     o failure by L-3 Communications to comply with certain provision of the December 1998 Indenture, subject, in some but not all cases, to notice and cure periods;

     o default under indebtedness for money borrowed by L-3 Communications or any of its restricted subsidiaries in excess of $10.0 million;

     o failure by L-3 Communications or any restricted subsidiary that would be a significant subsidiary to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o except as permitted by the December 1998 Indenture, any guarantee under the December 1998 Notes shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor under the December 1998 Notes, shall deny or disaffirm its obligations under its guarantee; or

     o certain events of bankruptcy or insolvency with respect to L-3 Communications or any of its restricted subsidiaries.

     Upon the occurrence of an Event of Default, with certain exceptions, the Trustee or the holders of at least 25% in principal amount of the then outstanding December 1998 Notes may accelerate the maturity of all the December 1998 Notes as provided in the December 1998 Indenture.


5 1/4% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2009

     L-3 Holdings has outstanding $300.0 million in aggregate principal amount of 5 1/4% Convertible Senior Subordinated Notes due 2009, the "2000 Convertible Notes". The 2000 Convertible Notes are subject to the terms and conditions of an Indenture dated as of November 21, 2000, among L-3 Holdings, the guarantors named therein and The Bank of New York as trustee, the "2000 Indenture". The 2000 Convertible Notes are subject to all of the terms and conditions of the 2000 Indenture. The following summary of the material provisions of the 2000 Indenture does not purport to be complete, and is subject to and qualified in its entirety by reference to, all of the provisions of the 2000 Indenture and those terms made a part of the 2000 Indenture by the Trust Indenture Act of 1939, as amended. All terms defined in the 2000 Indenture and not otherwise defined herein are used below with the meanings set forth in the 2000 Indenture.

 General

     The 2000 Convertible Notes will mature on June 1, 2009 and bear interest at 5 1/4% per annum, subject to certain circumstances, payable semi-annually on June 1 and December 1 of each year. The 2000 Convertible Notes are unsecured senior subordinated obligations of L-3 Holdings and are subordinated in right of payment to all existing and future senior debt of L-3 Holdings and rank pari passu with the 1997 Notes, the May 1998 Notes, and the December 1998 Notes. The 2000 Convertible Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally by all of L-3 Communications' restricted subsidiaries other than its foreign subsidiaries. Holders of the 2000 Convertible Notes may convert the 2000 Convertible Notes into shares of L-3 Holdings' common stock at a conversion rate of $81.50 per share, equal to a conversion rate of 12.2699 shares per $1,000 principal amount of 2000 Convertible Notes, subject to adjustment under certain circumstances.

 Optional Redemption

     The 2000 Convertible Notes are subject to redemption at any time, at the option of L-3 Holdings, in whole or in part, on or after December 1, 2003 at redemption prices, plus accrued and unpaid interest, starting at 102.625% of principal, plus accrued and unpaid interest, during the 12-month period beginning December 1, 2003 and declining annually to 100% of principal, plus accrued and unpaid interest, on December 1, 2005 and thereafter. No interest will be paid on the 2000 Convertible Notes that are converted into common stock of L-3 Holdings, except the 2000 Convertible Notes that are called for redemption on a date that is after a record date but prior to the corresponding interest payment date if the 2000 Convertible Notes are converted into common stock after the record date.

 Change of Control

     Upon the occurrence of a change of control, each holder of the 2000 Convertible Notes may require L-3 Holdings to repurchase all or a portion of such holder's 2000 Convertible Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Generally, a change of control means the occurrence of any of the following:

     o the disposition of all or substantially all of the assets of L-3 Holdings and certain of its subsidiaries to any person;

     o the adoption of a plan relating to the liquidation or dissolution of L-3 Holdings;

     o the consummation of any transaction in which a person other than the principals and their related parties becomes the beneficial owner of more than 50% of the voting stock of L-3 Holdings;

     o the first day on which a majority of the members of the Board of Directors of L-3 Holdings are not continuing directors; or

     o the consolidation or merger of L-3 Holdings with or into any other person, the merger of another person into L-3 Holdings or any conveyance, transfer, sale, lease, or other disposition of all or substantially all of the properties and assets of L-3 Holdings to another person, subject to certain exceptions.

 Subordination

     The 2000 Convertible Notes are unsecured senior subordinated obligations of L-3 Holdings and are subordinate to all existing and future senior debt of L-3 Holdings. The guarantees of L-3 Holdings' subsidiaries under the 2000 Convertible Notes are general unsecured obligations of the guarantors and are subordinated to the senior debt and to the guarantees of senior debt of those guarantors. These guarantees under the 2000 Convertible Notes rank pari passu with all subordinated indebtedness of those guarantors.

 Antilayering Provision

     The 2000 Indenture provides that (i) L-3 Holdings will not incur, create, issue, assume, guarantee or otherwise become liable for any indebtedness that is subordinate or junior in right of payment to any senior debt and senior in any respect in right of payment to the 2000 Convertible Notes, and (ii) no guarantor of the 2000 Convertible Notes will incur, create, issue, assume, guarantee or otherwise become liable for any indebtedness that is subordinate or junior in right of payment to any senior debt of a guarantor and senior in any respect in right of payment to any of the subsidiary guarantees of the 2000 Convertible Notes.

 Events of Default

     Events of Default under the 2000 Indenture include the following:

     o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the 2000 Convertible Notes;

     o default in payment when due of the principal of or premium, if any, on the 2000 Convertible Notes;

     o failure by L-3 Holdings for 60 days after notice to comply with certain provisions of the 2000 Convertible Indenture, subject, in some but not all cases, to notice and cure periods;

     o default under indebtedness for money borrowed by L-3 Holdings or any of its restricted subsidiaries that would be a significant subsidiary in excess of $10.0 million;

     o failure by L-3 Holdings or any restricted subsidiary that would be a significant subsidiary to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o except as permitted by the 2000 Indenture, any guarantee under the 2000 Convertible Notes shall be held in any judicial proceeding to be unenforceable or invalid; and

     o certain events of bankruptcy, insolvency or reorganization with respect to L-3 Holdings or any of its restricted subsidiaries that would be significant subsidiaries.

     Upon the occurrence of an Event of Default, with certain exceptions, the Trustee or the holders of at least 25% in principal amount of the then outstanding 2000 Convertible Notes may accelerate the maturity of all the 2000 Convertible Notes as provided in the 2000 Indenture.

                           DESCRIPTION OF THE CODES

     The CODES were issued under an indenture, dated October 24, 2001 among us, the Guarantors and The Bank of New York, as trustee. The terms of the CODES include those provided in the indenture and those provided in the registration rights agreement, which we and the Guarantors entered into with the initial purchasers on October 24, 2001.

     The following description is only a summary of the material provisions of the CODES, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these CODES. You may request copies of these documents at our address set forth under the caption "Prospectus Summary -- The Company."

     When we refer to L-3 Holdings in this section, we refer only to L-3 Communications Holdings, Inc., a Delaware corporation, and not its subsidiaries.


BRIEF DESCRIPTION OF THE CODES

     The CODES:

     o are limited to $420.0 million in aggregate principal amount, which includes $350.0 million in aggregate principal amount issued to the initial purchasers in the initial offering and $70.0 million in aggregate principal amount issued to the initial purchasers upon exercise in full of their option to purchase additional CODES;

     o bear interest at a rate of 4.00% per year, subject to interest rate adjustments as described below;

     o bear contingent interest in the circumstances described under "-- Contingent Interest";

     o are general unsecured obligations, junior in right of payment to all existing and future Senior Debt of us and of the Guarantors, and pari passu with our outstanding 2000 Convertible Notes and guaranteed on a pari passu basis with the Guarantors' senior subordinated indebtedness, including the 1997 Notes, May 1998 Notes and December 1998 Notes;

     o are convertible into our common stock at a conversion price of $107.625 per share, subject to adjustment as described below under "-- Conversion Rights," in the following circumstances:

       o if the sale price of our common stock is above 120% of the conversion price measured over a specified number of trading days;

       o if the ratio of the trading price of the CODES to the conversion value of the CODES is below 105% measured over a specified number of trading days;

       o during any period in which the credit ratings assigned to the CODES by Moody's is lower than "B3" or by Standard & Poor's is lower than "B-," or in which the credit rating assigned to the CODES is suspended or withdrawn by either rating agency or in which neither agency continues to rate the CODES or provide ratings services or coverage to L-3 Holdings;

       o if the CODES have been called for redemption; or

       o upon the occurrence of specified corporate transactions;

     o are redeemable at our option in whole or in part beginning on October 24, 2004 upon the terms and the redemption prices set forth below under "-- Optional Redemption by L-3 Holdings";

     o are unconditionally guaranteed by the Guarantors;

     o are subject to repurchase by us at your option if a Change of Control occurs; and

     o are due on September 15, 2011, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict L-3 Holdings or the Guarantors from paying dividends, incurring Senior Debt or any other indebtedness or issuing or repurchasing their other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change in control of L-3 Holdings except to the extent described under "-- Repurchase at Option of Holders -- Change of Control" below.

     Under the indenture, we agree, and by purchasing a beneficial interest in the CODES each holder of the CODES is deemed to have agreed, among other things, for United States federal income tax purposes, to treat the CODES as indebtedness that is subject to the regulations governing contingent payment debt instruments, and, for purposes of those regulations, to treat the fair market value of any stock received upon any conversion of the CODES as a contingent payment, and the discussion herein assumes that such treatment is correct. However, the characterization of instruments such as the CODES and the application of such regulations is uncertain in several respects. See "Certain United States Federal Income Tax Considerations -- Classification of the CODES."

     You may present definitive CODES for conversion, registration of transfer or exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global CODES, see "-- Form, Denomination and Registration."


BRIEF DESCRIPTION OF THE GUARANTEES

     These CODES are jointly and severally guaranteed by certain of L-3 Holdings' existing and future domestic subsidiaries as described below under "-- Subsidiary Guarantees."

     The Guarantees of these CODES:

     o are general unsecured obligations of each Guarantor;

     o are subordinated in right of payment to all existing and future Senior Debt of each Guarantor;

     o rank pari passu with the obligations of L-3 Communications and the other Guarantors under L-3 Communications' outstanding:

       o 10 3/8% Senior Subordinated Notes due 2007;

       o 8 1/2% Senior Subordinated Notes due 2008; and

       o 8% Senior Subordinated Notes due 2008 (collectively, the "Outstanding Senior Subordinated Notes"); and

     o rank pari passu with the obligations of L-3 Communications and the other Guarantors under L-3 Holdings' outstanding 5 1/4% Convertible Senior Subordinated Notes due 2009.


INTEREST

     The CODES bear interest from October 24, 2001 at the rate of 4.00% per year, subject to adjustment upon the occurrence of a Reset Transaction. See "-- Interest Rate Adjustments" below. We will also pay contingent interest on the CODES in the circumstances described under "-- Contingent Interest." We will pay interest semiannually on March 15 and September 15 of each year to the holders of record at the close of business on the preceding March 1 and September 1, respectively, beginning March 15, 2002. There are two exceptions to the preceding sentence:

     o In general, we will not pay interest accrued and unpaid on any CODES that is converted into our common stock. See "-- Conversion Rights." If a holder of CODES converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date interest accrued and paid on such CODES, notwithstanding the conversion of such CODES prior to such interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time the holder surrenders those CODES for conversion, except as provided below, it must pay us an amount equal to the interest that will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts CODES that are called by us for redemption. Accordingly, if we elect to redeem CODES on a date after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date the holder of those CODES chooses to convert the CODES, the holder will not be required to pay us, at the time it surrenders the CODES for conversion, the amount of interest on the CODES it will receive on the interest payment date. In addition and notwithstanding the foregoing, upon conversion of any CODES on or after October 24, 2004 and prior to March 15, 2005, we will pay to the holder of such CODES at the time of such conversion (unless that conversion takes place after March 1, 2005, in which case the payment will be made on the interest payment date) all unpaid interest (including contingent interest) accrued to October 24, 2004, if any, on the CODES so converted, regardless of whether such converted CODES have been called for redemption.

     o We will pay interest to a person other than the holder of record on the record date if we redeem the CODES on a date that is after the record date and prior to the corresponding interest payment date. In this instance, we will pay interest accrued and unpaid on the CODES being redeemed to but not including the redemption date to the same person to whom we will pay the principal of such CODES.

     Except as provided below, we will pay interest on:

     o the global CODES to DTC in immediately available funds;

     o any definitive CODES having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these CODES; and

     o any definitive CODES having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these CODES.

     At maturity, we will pay interest on the definitive CODES at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     We will pay principal and premium, if any, on:

     o the global CODES to DTC in immediately available funds; and

     o the definitive CODES by wire transfer in immediately available funds or, at our option, at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.


INTEREST RATE ADJUSTMENTS

     If a Reset Transaction occurs, the interest rate will be adjusted to equal the Adjusted Interest Rate from the effective date of such Reset Transaction to, but not including, the effective date of any succeeding Reset Transaction.

     A "Reset Transaction" means:

     o a merger, consolidation or statutory share exchange to which the entity that is the issuer of the common stock into which the CODES are then convertible is a party;

     o a sale of all or substantially all the assets of that entity;

     o a recapitalization of that common stock; or

     o a distribution described in the fourth bullet point under "-- Conversion Rights -- Conversion Price Adjustments" below,

after the effective date of which transaction or distribution the CODES would be convertible into:

     o shares of an entity the common stock of which had a dividend yield for the four fiscal quarters of such entity immediately preceding the public announcement of the transaction or distribution that was more than 2.5% higher than the dividend yield on our common stock (or other common stock then issuable upon conversion of the CODES) for the four fiscal quarters preceding the public announcement of the transaction or distribution; or

     o shares of an entity that announces a dividend policy prior to the effective date of the transaction or distribution which policy, if implemented, would result in a dividend yield on that entity's common stock for the next four fiscal quarters that would result in such a 2.5% increase.

     The "Adjusted Interest Rate" with respect to any Reset Transaction will be the rate per year that is the arithmetic average of the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which interest should accrue so that the fair market value, expressed in dollars, of the CODES immediately after the later of:

     o the public announcement of the Reset Transaction; or

     o the public announcement of a change in dividend policy in connection with the Reset Transaction,

will equal the average trading price (as described below, under "-- Conversion Rights -- Conversion Upon Satisfaction of Market Price Conditions") of the CODES for the 20 trading days preceding the date of public announcement of the Reset Transaction. However, the Adjusted Interest Rate will not be less than 4.00% per year.

     For purposes of the definition of "Reset Transaction," the dividend yield on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on the security for that period divided by, if with respect to dividends paid on that security, the average sale price (as defined below) of the security during that period and, if with respect to dividends proposed to be paid on the security, the sale price of such security on the effective date of the related Reset Transaction.

     The "sale price" of a security on any date of determination means:

     o the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange on that date;

     o if that security is not listed on the New York Stock Exchange on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

     o if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

     o if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

     o if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

     o if that security is not so quoted, the average of that last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.

CONTINGENT INTEREST

     In addition to the interest we will pay as described under "-- Interest" and "-- Interest Rate Adjustments," we will pay contingent interest, subject to the accrual and record date provisions described above, to the holders of CODES during the six-month periods from March 15 to September 14 and from September 15 to March 14, as appropriate, commencing with the six-month period beginning March 15, 2002, if the average trading price, as described below under "-- Conversion Rights -- Conversion Upon Satisfaction of Market Price Conditions," of a CODES for the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month period equals 120% or more of the principal amount of CODES.

     The rate of contingent interest payable in respect of any six-month period will equal the greater of (i) a per annum rate equal to 5.0% of our estimated per annum borrowing rate for senior subordinated non-convertible fixed-rate indebtedness with a maturity date comparable to the CODES and (ii) 0.40% per annum, but in no event may the rate of contingent interest exceed a per annum rate of 0.50%, in each case based on the outstanding principal amount of the CODES. Contingent interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Upon determination that holders of CODES will be entitled to receive contingent interest during any relevant six-month period, on or prior to the start of the relevant six-month period, we will issue a press release and publish information with respect to any contingent interest on our website.

     We will pay contingent interest, if any, in the same manner as we will pay interest described above under "-- Interest," and your obligations in respect of the payment of contingent interest in connection with the conversion of any CODES will also be the same as described above under "-- Interest."


CONVERSION RIGHTS

 General

     You may convert any outstanding CODES (or portions of outstanding CODES) into our common stock, initially at the conversion price of $107.625 per share (equal to a conversion rate of 9.2915 shares per $1,000 principal amount of CODES) under the circumstances summarized below. The conversion price is, however, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of CODES. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the business day immediately preceding the conversion date. You may convert CODES only in denominations of $1,000 and whole multiples of $1,000.

     Holders may surrender CODES for conversion into our common stock prior to the stated maturity only under the following circumstances:

     o during any conversion period, as described below, if the sale price of our common stock (as described above under "-- Interest Rate Adjustments") for at least 20 trading days in the 30 consecutive trading-day period ending on the first day of the conversion period was more than 120% of the conversion price on that thirtieth trading day;

     o during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices (as described below under "-- Conversion Rights -- Conversion Upon Satisfaction of Market Price Conditions") for the CODES for that 10 trading-day period was less than 105% of the average conversion value, as described below, for the CODES during that period;

     o during any period in which the credit rating assigned to the CODES by either Moody's or Standard & Poor's is lower than B3 or B-, respectively, or in which the credit rating assigned to the CODES is suspended or withdrawn by either rating agency or in which neither rating agency continues to rate the CODES or provide rating services or coverage to L-3 Holdings;

     o if we have called the CODES for redemption; or

     o upon the occurrence of the corporate transactions summarized below.

     If you have exercised your right to require us to repurchase your CODES as described under "-- Repurchase at Option of Holders," you may convert your CODES into our common stock only if you withdraw your notice of exercise and convert your CODES prior to the close of business on the business day immediately preceding the applicable repurchase date.

 Conversion Upon Satisfaction of Market Price Conditions

     A holder may convert its CODES into our common stock during any conversion period if the sale price of our common stock for at least 20 consecutive trading days in the 30 trading-day period ending on the first day of the conversion period exceeds 120% of the conversion price on that thirtieth trading day. A conversion period will be the period from and including the thirtieth trading day in a fiscal quarter to, but not including, the thirtieth trading day in the immediately following fiscal quarter.

     A holder also may convert its CODES into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the CODES for that 10 trading-day period was less than 105% of the average conversion value for the CODES during that period.

     "Conversion value" is equal to the product of the sale price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each CODES is then convertible.

     The "trading price" of the CODES on any date of determination means the average of the secondary market bid quotations per CODES obtained by us or the calculation agent for $10,000,000 principal amount of the CODES at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by us or the calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or the calculation agent, this one bid shall be used. If either we or the calculation agent cannot reasonably obtain at least one bid for $10,000,000 principal amount of the CODES from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the CODES, then the trading price of the CODES will equal (1) the then-applicable conversion rate of the CODES multiplied by (2) the sale price of our common stock on such determination date.

 Conversion Upon Credit Rating Event

     A holder may convert any of its CODES during any period in which the credit ratings assigned to the CODES by either Moody's or Standard & Poor's is lower than B3 or B-, respectively, or in which the credit rating assigned to the CODES is suspended or withdrawn by either rating agency or in which neither rating agency continues to rate the CODES or provide ratings services or coverage to L-3 Holdings.

 Conversion Upon Notice of Redemption

     A holder may surrender for conversion any CODES that we elect to call for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the CODES are not otherwise convertible at that time. If a holder already has delivered a purchase notice or a change of control purchase notice with respect to a CODES, however, the holder may not surrender that CODES for conversion until the holder has withdrawn the notice in accordance with the indenture.

 Conversion Upon Specified Corporate Transactions

     If:

     o we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at less than the sale price of the common stock at the time of the announcement of such distribution;

     o we elect to distribute to all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the sale price of the common stock on the day preceding the declaration date for the distribution; or

     o a Change of Control occurs but holders of CODES do not have the right to require us to repurchase their CODES as a result of such Change of Control because either (1) the trading price of our common stock for a specified period prior to such Change of Control exceeds a specified level or (2) because the consideration received in such Change of Control consists of capital stock that is freely tradeable and the CODES become convertible into that capital stock (each as more fully described under "Repurchase at Option of Holders -- Change of Control"),

then we must notify the holders of CODES at least 20 days prior to the ex-dividend date for the distribution or within 30 days of the occurrence of the Change of Control, as the case may be. Once we have given that notice, holders may convert their CODES at any time until either (1) the earlier of close of business on the business day prior to the ex-dividend date and our announcement that the distribution will not take place, in the case of a distribution, or (2) within 30 days of the change of control notice, in the case of a Change of Control. In the case of a distribution, no adjustment to the ability of a holder of CODES to convert will be made if the holder participates or will participate in the distribution without conversion.

     In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock will be converted into cash, securities or other property, a holder may convert CODES at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the effective date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a CODES into common stock will be changed into a right to convert the CODES into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such CODES immediately prior to the transaction. If the transaction also constitutes a Change of Control, the holder can require us to repurchase all or a portion of its CODES as described under "-- Repurchase at Option of Holders -- Change of Control."

 Conversion Procedures

     Except as provided below, if you convert your CODES into our common stock on any day other than an interest payment date, you will not receive any interest, including contingent interest, that has accrued on those CODES. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the CODES being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the CODES. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on the converted CODES, notwithstanding the conversion of such CODES prior to the interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such CODES for conversion, you must pay us an amount equal to the interest that will be paid on the CODES being converted on the interest payment date. However, the preceding sentence does not apply to CODES that are converted after being called by us for redemption. Accordingly, if we elect to call your CODES for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your CODES, you will not be required to pay us at the time you surrender such CODES for conversion the amount of interest on such CODES you will receive on the date that has been fixed for redemption. In addition and notwithstanding the foregoing, upon conversion of any CODES on or after October 24, 2004 and prior to March 15, 2005, we will pay to the holder of such CODES at the time of such conversion (unless that conversion takes place after March 1, 2005, in which case the payment will be made on the interest payment date) all unpaid interest, including contingent interest, accrued to October 24, 2004, if any, on the CODES so converted, regardless of whether such converted CODES have been called for redemption.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     To convert interests in a global CODES, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive CODES, you must:

     o complete the conversion notice on the back of the CODES (or a facsimile thereof);

     o deliver the completed conversion notice and the CODES to be converted to the specified office of the conversion agent;

     o pay all funds required, if any, relating to interest on the CODES to be converted to which you are not entitled, as described in the second preceding paragraph; and

     o pay all taxes or duties, if any, as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The CODES will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the CODES are converted, and cash in lieu of any fractional shares, will be delivered as soon as practicable on or after the conversion date.

 Conversion Price Adjustments

     We will adjust the initial conversion price for certain events, including:

     o issuances of our common stock as a dividend or distribution on our common stock;

     o certain subdivisions and combinations of our common stock;

     o issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the Current Market Price of our common stock (Current Market Price is based upon the sale price during the prior 10-day period);

     o distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets (including securities, but excluding:

       o the rights and warrants referred to in the third bullet point of this paragraph;

       o any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph; or

       o any dividends or distributions paid exclusively in cash);

     o distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

       o all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made; plus

       o any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made, exceeds 10% of our Market Capitalization on the record date for such distribution (Market Capitalization is the product of the then Current Market Price of our common stock times the number of shares of our common stock then outstanding); and

     o purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

     o any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made; plus

     o the aggregate amount of any all-cash distributions referred to in the preceding bullet point to all holders of our common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made, exceeds 10% of our Market Capitalization on the expiration of such tender offer.

     We will not make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price then in effect. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     If we:

     o reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

     o consolidate or combine with or merge with or into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the CODES may thereafter convert the CODES into the consideration they would have received if they had converted their CODES immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

     In the event we elect to make a distribution described in the third or fourth bullet points of the first paragraph of this subsection "-- Conversion Price Adjustment," which, in the case of the fourth bullet, has a per share value equal to more than 10% of the sale price of our shares of common stock on the day preceding the declaration date for the distribution, then, if the distribution would also trigger a conversion right under "-- Conversion Upon Specified Corporate Transaction," or if the CODES are otherwise convertible, we will be required to give notice to the holders of CODES at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the CODES may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion price or the ability of a holder of a CODES to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

     If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Consequences."

     We may from time to time, to the extent permitted by law, reduce the conversion price of the CODES by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.


OPTIONAL REDEMPTION BY L-3 HOLDINGS

 Optional Redemption

     We may not redeem the CODES in whole or in part at any time prior to October 24, 2004. At any time on or after October 24, 2004, we may redeem some or all of the CODES on at least 20 but not more than 60 days' notice, at the following redemption prices (expressed in percentages of the principal amount) and on or after the following dates:

                                     REDEMPTION
DURING THE PERIODS COMMENCING           PRICE
-----------------------------        ----------
October 24, 2004 ...........           102.0%
September 15, 2005 .........           101.0%
September 15, 2006 .........           100.0%

     In addition, we will pay interest, including contingent interest, on the CODES being redeemed, including those CODES which are converted into our common stock after the date the notice of the redemption is mailed and prior to the redemption date. This interest will include interest accrued and unpaid to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price. No accrued interest will be paid on CODES that are converted into our common stock, except CODES that are called for redemption on a date that is after a record date but prior to the corresponding interest payment date if those CODES are converted into common stock after the record date; provided, however, that you will be entitled to interest accrued for the period beginning September 15, 2004 through October 23, 2004 if you convert subsequent to October 23, 2004.

 Partial Redemption

     If we do not redeem all of the CODES, the trustee will select the CODES to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any CODES are to be redeemed in part only, we will issue a new CODES in principal amount equal to the unredeemed principal portion thereof. If a portion of your CODES is selected for partial redemption and you convert a portion of your CODES, the converted portion will be deemed to be taken from the portion selected for redemption.


REPURCHASE AT OPTION OF HOLDERS -- CHANGE OF CONTROL

     If a Change of Control occurs, you will have the right to require us to repurchase all of your CODES not previously called for redemption, or any portion of those CODES that is equal to $1,000 or a whole multiple of $1,000. The repurchase price is equal to 100% of the principal amount of the CODES to be repurchased. We will also pay interest, including contingent interest, accrued and unpaid to, but excluding, the repurchase date.

     Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. In such event, the number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sale prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

     Within 30 days after the occurrence of a Change of Control, we are required to give you notice of the occurrence of the Change of Control and of your resulting repurchase right. The repurchase date is no earlier than 30 days and no later than 60 days after the date we give notice of a Change of

Control. To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the CODES with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

     The indenture will provide that, prior to mailing a Change of Control notice, but in any event within 90 days following a Change of Control, L-3 Holdings will either repay all outstanding Senior Debt or offer to repay all Senior Debt and terminate all commitments thereunder of each lender who has accepted such offer or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of CODES required by this covenant. L-3 Holdings will publicly announce the results of the Change of Control offer on or as soon as practicable after it closes.

     A "Change of Control" will be deemed to have occurred at such time after the original issuance of the CODES when any of the following has occurred:

     o the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of L-3 Holdings and its subsidiaries (other than the Excluded Subsidiaries (as defined below)) taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties;

     o the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner," directly or indirectly, of more than 50% of the Voting Stock of L-3 Holdings (measured by voting power rather than number of shares);

     o the first day on which a majority of the members of the board of directors of L-3 Holdings are not Continuing Directors; or

     o the consolidation or merger of L-3 Holdings with or into any other person, any merger of another person into L-3 Holdings, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

       (1) any transaction:

           o that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

           o pursuant to which holders of our capital stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

       (2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

     However, a Change of Control will be deemed not to have occurred if:

     o the closing sale price per share of our common stock for any five trading days within:

       o the period of 10 consecutive trading days ending immediately after the later of the Change of Control or the public announcement of the Change of Control, in the case of a Change of Control under the first bullet point above; or

       o the period of 10 consecutive trading days ending immediately before the Change of Control, in the case of a Change of Control under the second bullet point above, equals or exceeds 110% of the conversion price of the CODES in effect on each such trading day; or

       o at least 90% of the consideration in the transaction or transactions constituting a Change of Control consists of shares of common stock traded or to be traded immediately following such Change of Control on a national securities exchange or the Nasdaq National Market and, as a result of the transaction or transactions, the CODES become convertible solely into such common stock (and any rights attached thereto).

     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     "Continuing Directors" means, as of any date of determination, any member of the board of directors of L-3 Holdings who:

     o was a member of the board of directors on May 22, 1998; or

     o was nominated for election or elected to the board of directors with the approval of a majority of the Continuing Directors who were members of the board at the time of new director's nomination or election.

     "Excluded Subsidiaries" means:

     o any domestic subsidiary of L-3 Holdings that is not a Guarantor; and

     o foreign subsidiaries of L-3 Holdings and L-3 Communications that have been designated as, or, if the indentures governing the Outstanding Senior Subordinated Notes are no longer in effect, could have been designated as "Unrestricted Subsidiaries" pursuant to the terms of the indentures governing any of the Outstanding Senior Subordinated Notes of L-3 Communications as the same are in effect on the date of the closing of this offering (whether or not those indentures are subsequently amended, waived, modified or terminated or expire and whether or not any of those CODES continue to be outstanding).

     "Principals" means Lehman Brothers Holdings Inc. and any of its affiliates, Lockheed Martin, Frank C. Lanza and Robert V. LaPenta.

     "Related Party" with respect to any Principal means:

     o any controlling stockholder, 50% (or more) owned subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal; or

     o any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a more than 50% controlling interest of which consist of such Principal and/or such other Persons referred to above.

     "Voting Stock" means the capital stock that is entitled to vote in the election of the board of directors at that time.

     Rule 13e-4 under the Exchange Act, requires the dissemination of certain information to security holders if an L-3 Holdings tender offer occurs and may apply if the repurchase option becomes available to holders of the CODES. We will comply with this rule to the extent applicable at that time.

     We may, to the extent permitted by applicable law and our Senior Debt, at any time purchase the CODES in the open market or by tender at any price or by private agreement. Any CODES so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any CODES surrendered to the trustee may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily protect holders of the CODES if highly leveraged or other transactions involving us occur that may adversely affect holders.

     Our ability to repurchase CODES upon the occurrence of a Change in Control is subject to important limitations. The occurrence of a Change of Control could cause an event of default under, or be prohibited or limited by, the terms of our existing or future Senior Debt. As a result, any repurchase of the CODES could, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the CODES that might be delivered by holders of CODES seeking to exercise the repurchase right. Any failure by us to repurchase the CODES when required following a Change of Control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our existing or future Senior Debt. See "-- Subordination" below.


SUBSIDIARY GUARANTEES

     The Guarantors have jointly and severally guaranteed L-3 Holdings' obligations under the CODES. Each guarantee is subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its guarantee are limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors -- The Guarantees may be unenforceable due to fraudulent conveyance statutes, accordingly, you could have no claim against the Guarantors."

     Guarantors may, without the consent of the holders of CODES, consolidate with, merge with or into or transfer all or substantially all of their assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

     o the surviving corporation assumes all of the Guarantor's obligations under the indenture;

     o at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

     o certain other conditions are met.

     The Guarantee of a Guarantor will be released:

     o in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation); or

     o in connection with any sale of all of the capital stock of a Guarantor.

     The indenture provides that if L-3 Holdings or any of its subsidiaries acquires or creates a subsidiary (other than a foreign subsidiary) after the date of this offering, then such subsidiary will execute a guarantee in accordance with the terms of the indenture; provided, however, that no domestic subsidiary shall be required to guarantee these CODES if that subsidiary would not have had to become a guarantor of any of the Outstanding Senior Subordinated Notes of L-3 Communications pursuant to the terms of the indentures governing those Notes as the same are in effect on the date of the closing of this offering (whether or not those indentures are subsequently amended, waived, modified or terminated or expire and whether or not any of those Notes continue to be outstanding).


SUBORDINATION

     The payment of principal of, premium and additional amounts, if any, and interest, including contingent interest, on the CODES is subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all Senior Debt, whether outstanding on the issue date or thereafter incurred.

     Upon any distribution to creditors of L-3 Holdings in a liquidation or dissolution of L-3 Holdings or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to L-3 Holdings or its property, an assignment for the benefit of creditors or any marshalling of L-3 Holdings' assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash of all obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not an allowable claim in any such proceeding) before the holders of CODES will be entitled to receive any payment with respect to the CODES, and until all obligations with respect to Senior Debt are paid in full, any distribution to which the holders of CODES would be entitled shall be made to the holders of Senior Debt.

     L-3 Holdings also may not make any payment upon or in respect of the CODES if:

     o a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing; or

     o any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity (or that would permit such holders to accelerate with the giving of notice or the passage of time or both) and the trustee receives a notice of such default (a "Payment Blockage Notice") from L-3 Holdings or the holders of any Designated Senior Debt.

     Payments on the CODES may and shall be resumed:

     o in the case of a payment default, upon the date on which such default is cured or waived; and

     o in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

     No new period of payment blockage may be commenced unless and until:

     o 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     o all scheduled payments of principal, premium and additional amounts, if any, and interest (including contingent interest) on the CODES that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

     The indenture further requires that L-3 Holdings promptly notify holders of Senior Debt if payment of the CODES is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of CODES may recover less ratably than creditors of L-3 Holdings who are holders of Senior Debt. On a pro forma basis, after giving effect to the offering, there would have been no Senior Debt outstanding at September 30, 2001; however, as of September 30, 2001, L-3 Communications had the ability to borrow up to $499.5 million (after reductions for outstanding letters of credit of $100.5 million) under its bank credit facilities, which if borrowed would be Senior Debt.

     "Senior Debt" means:

     o all Indebtedness of L-3 Holdings outstanding under credit facilities and all hedging obligations with respect thereto;

     o any other Indebtedness permitted to be incurred by L-3 Holdings under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the CODES; and

     o all principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnification, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any indebtedness referred to above.

Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

     o L-3 Holdings' outstanding 5 1/4% Convertible Senior Subordinated Notes due 2009;

     o any liability for federal, state, local or other taxes owed or owing by L-3 Holdings;

     o any Indebtedness of L-3 Holdings to any of its subsidiaries or other affiliates;

     o any trade payables; or

     o any indebtedness that is incurred in violation of the Indenture.

     "Indebtedness" means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing capital lease obligations or the balance deferred and unpaid of the purchase price of any property or representing any hedging obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, as well as all indebtedness of others secured by a lien on any assets of such person (whether or not such indebtedness is assumed by such person) and, to the extent not otherwise included, the guarantee by such person of any indebtedness of any other person. The amount of any Indebtedness outstanding as of any date shall be:

     o the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest; and

     o the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Designated Senior Debt" means (1) any Senior Debt outstanding under any credit facility and (2) any other Senior Debt permitted under the indenture, the principal amount of which is $25.0 million or more and that has been designated by L-3 Holdings as "Designated Senior Debt." The indenture does not restrict the creation of Senior Debt or any other indebtedness in the future. For information concerning our potential incurrence of additional Senior Debt, see "Management's Discussion of and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," incorporated herein by reference to L-3 Holdings' annual report on Form 10-K for the year ended December 31, 2000.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the CODES. The trustee's claims for such payments will be senior to those of holders of the CODES in respect of all funds collected or held by the trustee.


SUBORDINATION OF SUBSIDIARY GUARANTEES

     The guarantees of the Guarantors are subordinated in right of payment to all Senior Debt of the Guarantors to the same extent that the CODES are subordinated to the Senior Debt of L-3 Holdings. "Senior Debt of a Guarantor" means:

     (1) all Indebtedness of the Guarantors outstanding under credit facilities and all hedging obligations with respect thereto;

     (2) any other Indebtedness permitted to be incurred by the Guarantors under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the CODES; and

     (3) all principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnification, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness referred to above. Notwithstanding anything to the contrary in the foregoing, the term "Senior Debt of a Guarantor" does not include:

         (1) any liability for federal, state, local or other taxes owed or owing by that Guarantor;

         (2) any Indebtedness of that Guarantor to any of its subsidiaries or other affiliates;

         (3) any trade payables; or

         (4) any obligations with respect to the Outstanding Senior Subordinated Notes of L-3 Communications (and the related guarantees).


ANTILAYERING PROVISION

     The indenture provides that (i) L-3 Holdings will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the CODES, and (ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of a Guarantor and senior in any respect in right of payment to any of the Subsidiary Guarantees.


EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

     (1) default for 30 days in the payment when due of interest, including contingent interest, or additional amounts on the CODES, whether or not prohibited by the subordination provisions of the indenture;

     (2) default in payment when due of the principal of or premium, if any, on the CODES, whether or not prohibited by the subordination provisions of the indenture;

     (3) failure by L-3 Holdings for 60 days after notice to comply with any of its other agreements in the indenture or the CODES;

     (4) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of L-3 Holdings or any of its subsidiaries (other than the Excluded Subsidiaries) for money borrowed (or the payment of which is guaranteed by L-3 Holdings or any of those subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $10.0 million or more;

     (5) failure by the Company or any of its subsidiaries (other than the Excluded Subsidiaries) to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     (6) certain events of bankruptcy, insolvency or reorganization with respect to L-3 Holdings or any subsidiary of L-3 Holdings (other than the Excluded Subsidiaries); and

     (7) except as permitted by the indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid.

     The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the CODES notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the CODES when due or in the payment of any redemption or repurchase obligation.

     If an event of default specified in clause (6) above occurs and is continuing with respect to L-3 Holdings, then automatically the principal of all the CODES and the interest thereon shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under "-- Modifications, Amendments and Meetings" below), the trustee or the holders of at least 25% in aggregate principal amount of the CODES then outstanding may declare the CODES due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of CODES by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the CODES then outstanding or a majority in aggregate principal amount of the CODES represented at a meeting at which a quorum (as specified under "-- Modifications, Amendments and Meetings" below) is present, in each case upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of CODES before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the CODES then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the CODES then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.


CONSOLIDATION, MERGER OR ASSUMPTION

     We may, without the consent of the holders of CODES, consolidate with, merge with or into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

     o the surviving corporation assumes all our obligations under the indenture;

     o at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

     o certain other conditions are met.


MODIFICATIONS, AMENDMENTS AND MEETINGS

 Changes Requiring Approval of Each Affected Holder

     The indenture (including the terms and conditions of the CODES and the Guarantees) cannot be modified or amended without the written consent or the affirmative vote of the holder of each CODES affected by such change to:

     o change the maturity of the principal of or any installment of interest (including contingent interest) or any payment of additional amounts, if any, on any CODES;

     o reduce the principal amount of, or any premium or interest (including contingent interest) or additional amounts, if any, on any CODES;

     o impair or adversely affect the conversion rights of any holder of CODES;

     o impair or adversely affect the rights of any holder of CODES with respect to the Guarantees;

     o change the currency of payment of such CODES or interest thereon;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any CODES;

     o modify our obligations to maintain an office or agency in New York City;

     o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the CODES;

     o modify the subordination provisions of the indenture in a manner adverse to the holders of CODES;

     o modify the redemption provisions of the indenture (other than the provisions of the indenture governing the repurchase of CODES upon the occurrence of a Change in Control) in a manner adverse to the holders of CODES;

     o reduce the percentage in aggregate principal amount of CODES outstanding necessary to modify or amend the indenture or to waive any past default; or

     o reduce the percentage in aggregate principal amount of CODES outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of CODES at which a resolution is adopted.

 Changes Requiring Majority Approval

     The indenture (including the terms and conditions of the CODES and the Guarantees) may be modified or amended either:

     o with the written consent of the holders of at least a majority in aggregate principal amount of the CODES at the time outstanding; or

     o by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the CODES represented at such meeting.

 Changes Requiring No Approval

     The indenture (including the terms and conditions of the CODES and the Guarantees) may be modified or amended by us and the trustee, without the consent of the holder of any CODES, for the purposes of, among other things:

     o adding to our covenants for the benefit of the holders of CODES;

     o surrendering any right or power conferred upon us;

     o providing for conversion rights of holders of CODES if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     o providing for the assumption of our obligations to the holders of CODES in the case of a merger, consolidation, conveyance, transfer or lease;

     o reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of CODES;

     o complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     o making any changes or modifications necessary in connection with the registration of the CODES under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of CODES in any material respect;

     o curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of CODES in any material respect; or

     o adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of CODES.


MEETINGS

     The indenture contains provisions for convening meetings of the holders of CODES to consider matters affecting their interests.

 Quorum

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the CODES at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.


SATISFACTION AND DISCHARGE

     We may satisfy and discharge our obligations under the indenture while CODES remain outstanding, subject to certain conditions, if:

     o all outstanding CODES will become due and payable at their scheduled maturity within one year; or

     o all outstanding CODES are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding CODES on the date of their scheduled maturity or the scheduled date of redemption.


GOVERNING LAW

     The indenture and the CODES will be governed by, and construed in accordance with, the law of the State of New York.


INFORMATION CONCERNING THE TRUSTEE

     The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the CODES. EquiServe Trust Company, N.A. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.


CALCULATIONS IN RESPECT OF CODES

     We will be responsible for making many of the calculations called for under the CODES. These calculations include, but are not limited to, determination of the trading prices of the CODES and the sale price of our common stock and amounts of contingent interest payments, if any, payable on the CODES. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of CODES. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely conclusively on the accuracy of our calculations without independent verification.


REGISTRATION RIGHTS

     We and the Guarantors entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the CODES, the Guarantees and the common stock issuable upon conversion of the CODES. Under the terms of that agreement, we have filed with the SEC a registration statement, of which this prospectus forms a part, covering resales by holders of the CODES, the guarantees and the common stock issuable upon conversion of the CODES. Under the terms of the registration rights agreement, we also agreed to use all commercially reasonable efforts to cause the registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the date of issuance of the CODES, and keep the registration statement effective until the earliest of:

     o two years after the last date of issuance of the CODES;

     o the date when the holders of the CODES and the common stock issuable upon conversion of the CODES are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

     o the date when all of the CODES, the Guarantees and the common stock into which the CODES are convertible that are owned by the holders who complete and deliver in a timely manner the selling securityholder election and questionnaire described below are registered under the registration statement and disposed of in accordance with the registration statement.

     We will mail a notice of registration statement and selling securityholder election and questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. To be named as selling securityholders in the related prospectus at the time of effectiveness, holders must complete and deliver the questionnaire within 20 business days of the date of the questionnaire. Holders that do not complete and deliver a questionnaire in a timely manner will not be named as selling securityholders in the prospectus and therefore will not be permitted to sell any of their securities pursuant to the registration statement.

     When we file the registration statement, we will:

     o provide to each holder for whom the registration statement was filed copies of the prospectus that is a part of the registration statement;

     o notify each such holder when the registration statement has become effective; and

     o take certain other actions as are required to permit unrestricted resales of the CODES and the common stock issuable upon conversion of the CODES.

     Each holder who sells securities pursuant to the registration statement generally will be:

     o required to be named as a selling stockholder in the related prospectus;

     o required to deliver a prospectus to purchasers;

     o subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

     o bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

     Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the registration statement, of which this prospectus forms a part. This notice will be effective for five business days. We may suspend the holder's use of the prospectus for a reasonable period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

     o the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

     o we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

     However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. Each holder, by its acceptance of a CODES, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

     Upon the initial sale of CODES or common stock issued upon conversion of the CODES, each selling holder will be required to deliver a notice of such sale in substantially the form attached to this prospectus to the trustee and us. The notice will, among other things:

     o identify the sale as a transfer pursuant to the registration statement;

     o certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

     o certify that the selling holder and the aggregate principal amount of CODES or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

     If,

     o we have not filed the registration statement with the SEC prior to or on the 90th day following the earliest date of original issuance of any of the CODES;

     o the registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the CODES; or

     o the registration statement, of which this prospectus forms a part, ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be (each, a "registration default,")

additional amounts will accrue on the CODES, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to:

     o an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

     o an additional 0.50% of the principal amount from and after the 91st day following such registration default.

In no event will additional amounts accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its CODES into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the CODES converted. A holder will not be entitled to additional amounts unless it has provided all information requested by the questionnaire prior to the deadline.

     The specific provisions relating to the registration described above are contained in the registration rights agreement dated October 24, 2001 among us, the guarantors and the initial purchasers.


FORM, DENOMINATION AND REGISTRATION

     Denomination and Registration. The CODES were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global CODES: Book-Entry Form. Except as provided below, all CODES sold in this offering are evidenced by one or more global CODES (the "global CODES") deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

     Record ownership of the global CODES may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A purchaser of CODES may hold its interests in the global CODES directly through DTC if such purchaser is a participant in DTC, or indirectly through organizations which are direct DTC participants if such purchaser is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Purchasers may also beneficially own interests in the global CODES held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global CODES, Cede & Co. for all purposes will be considered the sole holder of the global CODES. Except as provided below, owners of beneficial interests in the global CODES:

     o will not be entitled to have certificates registered in their names;

     o will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     o will not be considered holders of the global CODES.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global CODES to transfer the beneficial interest in the global CODES to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global CODES to Cede & Co., the nominee of DTC, as the registered owner of the global CODES. None of L-3 Holdings, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global CODES to owners of beneficial interests in the global CODES.

     It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global CODES, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the global CODES, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in global CODES held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because of time zone differences, the securities accounts of a Euroclear System ("Euroclear") or Clearstream Bank, societe anonyme ("Clearstream") participant purchasing an interest in a global CODES from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global CODES by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

     If you would like to convert your CODES into common stock pursuant to the terms of the CODES, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the CODES represented by global CODES to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither L-3 Holdings nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of CODES, including, without limitation, the presentation of CODES for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global CODES are credited and only for the principal amount of the CODES for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the CODES. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global CODES among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause CODES to be issued in definitive form in exchange for the global CODES. None of L-3 Holdings, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global CODES.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Definitive Notes. A beneficial owner of CODES may request that its CODES be issued in definitive form, and may request at any time that its interest in a global CODES be exchanged for a CODES in definitive form. Definitive CODES may also be issued in exchange for CODES represented by the global CODES if we do not appoint a successor depositary as set forth above under "-- Global
CODES: Book-Entry Form" or in certain other circumstances set forth in the indenture.

                          DESCRIPTION OF CAPITAL STOCK


GENERAL

     The current certificate of incorporation of L-3 Holdings authorizes 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. As of September 30, 2001, the outstanding capital stock of L-3 Holdings consisted of 39,122,326 shares of common stock. The following summaries of certain provisions of the common stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of Holdings and by applicable law.


COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders of L-3 Holdings, and do not have cumulative voting rights. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of L-3 Holdings' certificate of incorporation. L-3 Holdings does not, however, anticipate paying any cash dividends in the foreseeable future. Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. In the event of any liquidation, dissolution or winding up of L-3 Holdings, after payment of the debts and other liabilities of L-3 Holdings, and subject to the rights of holders of shares of preferred stock, holders of common stock are entitled to share in any distribution to the stockholders on a pro-rata basis. All of the outstanding shares of common stock of L-3 Holdings are, and the shares offered hereby will be, fully paid and non-assessable. See "Dividend Policy."


PREFERRED STOCK

     Our Board of Directors is authorized, without further vote or action by holders of common stock, to issue 25,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. The Board of Directors may also designate dividend rights and preferences in liquidation. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of such shares without further action by holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of L-3 Holdings' securities or the removal of incumbent management, which could thereby depress the market price of L-3 Holdings' common stock. We do not currently have any preferred stock outstanding.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

     The certificate of incorporation of L-3 Holdings provides for our board of directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors.

     The certificate of incorporation of L-3 Holdings also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. Our stockholders may amend our bylaws or adopt new bylaws, by the affirmative vote of 66 2/3% of the outstanding voting securities. A special meeting of the stockholders may be called by our Chairman, Chief Executive Officer or stockholders owning 10% or more of the outstanding voting capital stock. These provisions may have the effect of delaying, deferring or preventing a change in control.

     The classification of the board of directors and lack of cumulative voting will make it more difficult not only for another party to obtain control of us by replacing our board of directors, but also for our existing stockholders to replace our board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     Our anti-takeover and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. They are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies of our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. Additionally, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.


SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We, as a Delaware corporation, are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

     o prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

     In general, Section 203 defines "business combination" to include the following:

     o any merger or consolidation involving the interested stockholder and us;

     o any sale, transfer, pledge or other disposition of 10.0% or more of assets involving the interested stockholder;

     o subject to certain exceptions, any transaction that results in our issuance or transfer of any of our stock to the interested stockholder;

     o any transaction involving us that has the effect of increasing the proportionate share of the stock or any class or series of our stock beneficially owned by the interested stockholder; or

     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through us.

     In general, Section 203 defines "interested stockholder" as an entity or person beneficially owning 15.0% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Simpson Thacher & Bartlett, the following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of CODES, and where noted, the common stock, as of the date of this prospectus. Except where noted, this summary deals only with a CODES held as a capital asset by a United States holder and it does not deal with holders in special situations. For example, this summary does not address:

     o tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

     o tax consequences to persons holding CODES as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

     o tax consequences to holders of CODES whose "functional currency" is not the U.S. dollar;

     o alternative minimum tax consequences, if any; or

     o any state, local or foreign tax consequences.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

     If a partnership holds the CODES, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the CODES, you should consult your own tax advisors.

     No statutory, administrative or judicial authority directly addresses the treatment of the CODES or instruments similar to the CODES for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the "IRS") with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

     IF YOU ARE CONSIDERING THE PURCHASE OF CODES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF YOUR PARTICULAR SITUATION AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.


UNITED STATES HOLDERS

     The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a United States holder of CODES.

     For purposes of this discussion, a United States holder is a beneficial owner of a CODES that is:

     o a citizen or resident of the United States;

     o a corporation (or any entity treated as a corporation for United States federal income tax purposes) or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

     o an estate the income of which is subject to United States federal income taxation regardless of its source; or

     o a trust (1) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

 CLASSIFICATION OF THE CODES

     Under the indenture governing the CODES, we and each holder of the CODES agree, for United States federal income tax purposes, to treat the CODES as indebtedness that is subject to the regulations governing contingent payment debt instruments (the "Contingent Debt Regulations") in the manner described below. The remainder of this discussion assumes that the CODES will be so treated and does not address any possible differing treatments of the CODES. However, the application of the Contingent Debt Regulations to instruments such as the CODES is uncertain in several respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the CODES. In particular, a holder might be required to accrue original issue discount at a lower rate, might not recognize income, gain or loss upon conversion of the CODES to common stock, and might recognize capital gain or loss upon a taxable disposition of its CODES. Holders should consult their tax advisors concerning the tax treatment of holding the CODES.


 ACCRUAL OF INTEREST

     Under the Contingent Debt Regulations, actual cash payments on the CODES, including payments of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of these Contingent Debt Regulations will be to:

     o require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the CODES;

     o require you to accrue original issue discount at the comparable yield (as described below) which will be substantially in excess of interest payments actually received by you; and

     o generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the CODES.

     You will be required to accrue an amount of original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the CODES that equals:

     o the product of (1) the adjusted issue price (as defined below) of the CODES as of the beginning of the accrual period; and (2) the comparable yield to maturity (as defined below) of the CODES, adjusted for the length of the accrual period;

     o divided by the number of days in the accrual period; and

     o multiplied by the number of days during the accrual period that you held the CODES.

     The issue price of a CODES was the first price at which a substantial amount of the CODES was sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a CODES will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments previously made with respect to the CODES. If you purchase a CODES at a price other than its issue price, see the discussion under "Purchases of CODES at a price other than the Adjusted Issue Price".

     Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the CODES. We have determined the comparable yield of the CODES based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the CODES. Accordingly, we have determined that the comparable yield is an annual rate of 8.0%, compounded semi-annually.

     We are required to furnish annually to you and the IRS the comparable yield and, solely for tax purposes, a projected payment schedule that includes the actual interest payments, if any, on the CODES and estimates the amount and timing of contingent interest payments and payment upon maturity on the CODES, taking into account the fair market value of the common stock that might be paid upon a conversion of the CODES. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in "Available Information". By purchasing the CODES, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the CODES.

     THE COMPARABLE YIELD AND THE PROJECTED PAYMENT SCHEDULE ARE NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF YOUR ORIGINAL ISSUE DISCOUNT AND ADJUSTMENTS THEREOF IN RESPECT OF THE CODES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNT OF THE PAYMENTS ON A CODES.


 ADJUSTMENTS TO INTEREST ACCRUALS ON THE CODES

     If the actual contingent payments made on the CODES differ from the projected contingent payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the CODES for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For these purposes, the payments in a taxable year include the fair market value of property received in that year. If you receive in a taxable year actual payments with respect to the CODES for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will:

     o first, reduce the amount of original issue discount required to be accrued in the current year;

     o second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the CODES, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

     o third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.


 SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Upon the sale, exchange, conversion, repurchase or redemption of a CODES, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the CODES. As a holder of a CODES, you agree that under the Contingent Debt Regulations, you will report the amount realized as including the fair market value of our stock that you receive on conversion as a contingent payment. Such gain on a CODES generally will be treated as ordinary income. Loss from the disposition of a CODES will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the CODES. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the CODES was held for greater than one year. The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Special rules apply in determining the tax basis of a CODES. Your basis in a CODES is generally increased by original issue discount you previously accrued (before taking into account any adjustments) on the CODES, and reduced by the projected amount of any payments previously scheduled to be made.

     Under this treatment, your tax basis in the common stock received upon conversion of a CODES will equal the then current fair market value of such common stock. Your holding period for our common stock received will commence on the day of conversion.

     Given the uncertain tax treatment of instruments such as CODES, you should contact your tax advisers concerning the tax treatment on conversion of a CODES and the ownership of the common stock.

PURCHASERS OF CODES AT A PRICE OTHER THAN THE ADJUSTED ISSUE PRICE

     If you purchase a CODES in the secondary market for an amount that differs from the adjusted issue price of the CODES at the time of purchase, you will be required to accrue interest income on the CODES in accordance with the comparable yield even if market conditions have changed since the date of issuance. You must reasonably determine whether the difference between the purchase price for a CODES and the adjusted issue price of a CODES is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the CODES, a change in interest rates since the CODES were issued, or both, and allocate the difference accordingly.

     Adjustments allocated to a change in interest rates will cause, as the case may be, a "positive adjustment" or a "negative adjustment" to your interest inclusion. If the purchase price of a CODES is less than its adjusted issue price, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of a CODES, a negative adjustment will result. To the extent that an adjustment is attributable to a change in interest rates, it must be reasonably allocated to the daily portions of interest over the remaining term of the CODES.

     To the extent that the difference between your purchase price for the CODES and the adjusted issue price of the CODES is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the CODES (and not to a change in market interest rates), you will be required to reasonably allocate that difference to the contingent payments. Adjustments allocated to the contingent payments will be taken into account when the contingent payments are made. Any negative or positive adjustment of the kind described above made by you will decrease or increase, respectively, your tax basis in the CODES.

     Certain United States holders will receive Forms 1099-OID reporting interest accruals on their CODES. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from your purchase of a CODES in the secondary market at a price that differs from its adjusted issue price on date of the purchase. You are urged to consult your tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID.


CONSTRUCTIVE DISTRIBUTIONS

     The conversion price of the CODES will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.


NON-UNITED STATES HOLDERS

     The following is a summary of the United States federal tax consequences that will apply to you if you are a non-United States holder of CODES or shares of common stock. The term "non-United States holder" means a beneficial owner of a CODES that is not a United States holder.

     Special rules may apply to certain non-United States holders such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, United States expatriates. Such non-United States holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

PAYMENTS WITH RESPECT TO THE CODES

     The 30% United States federal withholding tax will not apply to any payment to you of principal or interest (including amounts taken into income under the accrual rules described above under "--United States Holders" and a payment of common stock pursuant to a conversion) on a CODES, provided that:

     o you do not actually, indirectly or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

     o you are not a controlled foreign corporation that is related to us through stock ownership;

     o you are not a bank whose receipt of interest (including original issue discount) on a CODES is described in Section 881(c)(3)(A) of the Code; and

     o our common stock continues to be actively traded within the meaning of
       Section 871(h)(4)(C)(v)(1) of the Code and we are not a "United States real property holding corporation"; and

     o (a) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your CODES through certain foreign intermediaries and you satisfy the certification requirements of applicable Treasury regulations. Special certification rules apply to holders that are pass-through entities.

     If you cannot satisfy the requirements described above, payments of interest (including original issue discount) will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed
(1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest (including original issue discount) paid on the CODES is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     If you are engaged in a trade or business in the United States and interest (including original issue discount) on a CODES is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a "branch profits tax" equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest (including original issue discount) will be included in the earnings and profits of such foreign corporation.

     The 30% United States federal withholding tax may not be avoided by satisfying the conditions in the five bullet points set out above to the extent interest on the CODES is adjusted to equal the adjusted interest rate, as described above under "Description of the CODES--Interest Rate Adjustments." In such a case, the interest would likely be described in section 871(h)(4)(A) of the Code and therefore would not be eligible for the exemption from withholding generally provided under section 871(h) of the Code, to which the five bullet points relate. However, withholding could be reduced or eliminated in the manner described in the paragraph immediately following the five bullet points above.


 PAYMENTS ON COMMON STOCK AND CONSTRUCTIVE DIVIDENDS

     Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued upon conversion, see "--Constructive Distributions" above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A non-United States holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     As more fully described under "Description of the CODES--Registration Rights," upon the occurrence of certain enumerated events we may be required to pay additional amounts to you. Payments of such additional amounts may be subject to federal withholding.


 SALE, EXCHANGE OR REDEMPTION OF SHARES OF COMMON STOCK

     Any gain realized upon the sale, exchange, redemption or other disposition of a share of common stock generally will not be subject to United States federal income tax unless:

     o that gain is effectively connected with the conduct of a trade or business in the United States by you,

     o you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

     o we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

     An individual non-United States holder described in the first bullet point above will be subject to United States federal income tax on the net gain derived from the sale. An individual non-United States holder described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. A non-United States holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated United States federal income tax rates and, in addition, may be subject to a "branch profits tax" at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

     We believe that we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.


 UNITED STATES FEDERAL ESTATE TAX

     The United States federal estate tax will not apply to CODES owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the United States Treasury regulations) and (2) interest on the CODES would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, shares of common stock held by you at the time of your death will be included in your gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.


BACKUP WITHHOLDING AND INFORMATION REPORTING

     If you are a United States holder of CODES, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a CODES or share of common stock made to you, unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, or a certification of exempt status, or if you fail to report in full interest income.

     In general, if you are a non-United States holder you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under "--Payments With Respect to the CODES." We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required.

     In addition, if you are a non-United States holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a CODES or share of common stock within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.


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                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the CODES and the common stock into which the CODES are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The CODES and the common stock into which the CODES are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the CODES or the common stock may be listed or quoted at the time of sale;

     o in the over-the-counter market;

     o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o through the writing of options, whether the options are listed on an options exchange or otherwise; or

     o through the settlement of short sales.

     In connection with the sale of the CODES and the common stock into which the CODES are convertible or otherwise, the selling holders may enter into hedging transactions with the broker-dealers or other financial institutions, which may in turn engage in short sales of the CODES or the common stock into which the CODES are convertible in the course of hedging the positions they assume. The selling holders may also sell the CODES or the common stock into which the CODES are convertible short and deliver these securities to close out their short positions, or loans or pledge the CODES or the common stock into which the CODES are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the CODES or common stock into which the CODES are convertible offered by them will be the purchase price of the CODES or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of CODES or common stock to be made directly or through agents. We will not receive any of the proceeds from the sale by the selling holders of the CODES or the common stock into which the CODES are convertible.

     Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the CODES on any national market or exchange. Although the initial purchasers of the CODES have advised us that they intend to make a market in the CODES, they are not obligated to do so. Therefore, we cannot assure you of the liquidity of the trading market for the CODES.

     In order to comply with the securities laws of some states, if applicable, the CODES and common stock into which the CODES are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the CODES and common stock into which the CODES are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the CODES and common stock into which the CODES are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the

Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any CODES or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific CODES or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commission or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the CODES to register their CODES and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provided for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the CODES and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the CODES and the common stock.

                                 LEGAL MATTERS

     The validity of the CODES offered by this prospectus and of the shares of common stock issuable upon conversion thereof will be passed upon for us by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     The following financial statements have been incorporated by reference in this registration statement in reliance of the report of PricewaterhouseCoopers LLP, independent accountants, given their authority as experts in accounting and auditing:

     o Our consolidated financial statements as of December 31, 1999 and 2000 and for the three years ended December 31, 2000 incorporated by reference in this registration statement from our annual report for the year ended December 31, 2000.

     o The financial statements of the Honeywell Traffic Alert and Collision Avoidance System Business for the years ended December 31, 1999 and 1998 incorporated by reference in this registration statement from the Company's report on Form 8-K/A dated March 21, 2001.

     o The financial statements of the Raytheon Training Devices and Training Services Business for the year ended December 31, 1999 incorporated by reference from the Company's report on Form 8-K/A dated
          March 21, 2001.

     o The Consolidated financial statements of EER Systems, Inc. for the year ended December 31, 2000 incorporated by reference from the Company's report on Form 8-K dated December 19, 2001.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at a regional public reference facility maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

     So long as we are subject to the periodic reporting requirements of the Securities Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the CODES. We have agreed that, even if we are not required under the Securities Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 of the Securities Exchange Act to the trustee and the holders of the CODES as if it were subject to such periodic reporting requirements.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     o Our Current Reports on Form 8-K/A dated March 21, 2001 and April 3, 2001; and

     o Our Current Reports on Form 8-K dated October 22, 2001 and December 19, 2001.

     You can request a copy of these filings at no cost, by writing or calling us at the following address:

          L-3 Communications Holdings, Inc.
          600 Third Avenue
          New York, New York 10016
          (212) 697-1111
          Attention: Corporate Secretary.

     YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                                  $420,000,000




                            [L-3 COMMUNICATIONS LOGO]


                        L-3 COMMUNICATIONS HOLDINGS, INC.



      4.00% SENIOR SUBORDINATED CONVERTIBLE CONTINGENT DEBT SECURITIES(SM)

                              (CODES)(SM) DUE 2011


                      AND 3,902,439 SHARES OF COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE CODES











                             ----------------------
                                   PROSPECTUS
                                 JANUARY 4, 2002
                             ----------------------